   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                   DEVRY INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)

                       Delaware                                                  36-3150143
               (State of incorporation)                            (I.R.S. Employer Identification Number)

                                 ONE TOWER LANE
                        OAKBROOK TERRACE, ILLINOIS 60181
                                 (630) 571-7700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PRINCIPAL EXECUTIVE OFFICES)

                               MARILYNN J. CASON
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 ONE TOWER LANE
                        OAKBROOK TERRACE, ILLINOIS 60181
                                 (630) 571-7700
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

                   PHILIP J. NIEHOFF                                          LAWRENCE D. LEVIN
                 MAYER, BROWN & PLATT                                           MARK D. WOOD
               190 SOUTH LASALLE STREET                                     KATTEN MUCHIN & ZAVIS
                CHICAGO, ILLINOIS 60603                                    525 WEST MONROE STREET
                                                                           CHICAGO, ILLINOIS 60661

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM            AMOUNT
       TITLE OF EACH CLASS OF                 AMOUNT             OFFERING PRICE           AGGREGATE             REGISTRATION
    SECURITIES TO BE REGISTERED        TO BE REGISTERED(1)        PER SHARE(2)        OFFERING PRICE(2)             FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value).......     2,300,000 shares            $24.75              $56,925,000              $17,250
=================================================================================================================================

(1) Includes 300,000 shares to be offered upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purposes of determining the registration fee, based on the average of the high and low sales prices on the New York Stock Exchange Composite Tape on February 25, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1997

PROSPECTUS

                                2,000,000 SHARES

                                   DEVRY LOGO

                                  COMMON STOCK
                               ------------------

     Of the 2,000,000 shares of common stock (the "Common Stock") offered hereby, 1,000,000 shares are being sold by DeVRY INC. (the "Company") and 1,000,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "DV." The last sale price of the Common Stock as reported on the NYSE on February 26, 1997 was $23.38 per share. See "Price Range of Common Stock and Dividend Policy."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               UNDERWRITING                             PROCEEDS TO
                                             PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                              PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share.............................           $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)..............................           $                   $                   $                   $
=======================================================================================================================

   (1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses payable by the Company estimated at $250,000.

   (3) The Company and a Selling Stockholder have granted the Underwriters a 30-day option to purchase up to 200,000 and 100,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
       Proceeds to Selling Stockholders will be $     , $     , $     and
       $     , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
March   , 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New
York, New York 10001.

                               ------------------

Smith Barney Inc.
                ABN AMRO Chicago Corporation
                                Alex. Brown & Sons
                                      Incorporated
                                             Credit Suisse First Boston

March   , 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE CHICAGO STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK IN ACCORDANCE WITH REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or from the Commission's worldwide web site at http://www.sec.gov. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended June 30, 1996;

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996; and

     (3) The Company's Current Reports on Form 8-K filed July 3, 1996, as amended by Form 8-K/A filed August 30, 1996, and on August 23, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: DeVRY INC., One Tower Lane, Oakbrook Terrace, Illinois 60181, Attention:
Secretary (telephone: (630) 571-7700).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus. Unless indicated or the context requires otherwise, references to years refer to the Company's fiscal years then ended, and references to share and per share amounts have been restated to reflect the Company's two-for-one stock splits, each in the form of a 100% stock dividend, effective June 21, 1995 and December 18, 1996. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company, through its wholly-owned subsidiaries, owns and operates the DeVRY Institutes of Technology (the "DeVRY Institutes") and the Keller Graduate School of Management ("KGSM"), which collectively form one of the largest private degree-granting higher education systems in North America. The Company also owns and operates Becker CPA Review ("Becker"), which prepares candidates for the Certified Public Accountant ("CPA") and Certified Management Accountant ("CMA") professional certification examinations, and Corporate Educational Services ("CES"), which provides customized, on-site technical education and training services to corporations and government agencies. The Company's operations serve both full and part-time students, providing a full range of educational alternatives to address all stages of an adult's postsecondary professional life. The DeVRY Institutes' operations accounted for approximately 93% of the Company's revenues in fiscal 1996. In the first half of fiscal 1997, which period for the first time includes the operations of Becker, the DeVRY Institutes' operations accounted for approximately 88% of the Company's revenues.

     The DeVRY Institutes were founded in 1931 and for more than 65 years have provided career-oriented technical education to high school graduates in the United States and Canada. KGSM, founded in 1973, employs a faculty of practicing business professionals to teach master of business administration ("MBA"), master of project management ("MPM"), master of human resource management ("MHRM") and master of telecommunications management ("MTM") degree programs to working adults in the United States. The DeVRY Institutes and KGSM are each accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools, the same agency that accredits other four-year publicly supported and independent colleges in the North Central region. Becker, which was acquired by the Company in June 1996, was founded in 1957 and has become a leading CPA review course, which is administered nationally and internationally.

     The DeVRY Institutes are located on ten campuses in the United States and four campuses in Canada. At the beginning of the fall 1996 semester, 30,585 full and part-time students were enrolled in the DeVRY Institutes' diploma, associate and bachelor's degree day and evening programs in electronics, electronics engineering technology, computer information systems, accounting, business operations, technical management and telecommunications management. KGSM classes are offered at 19 locations nationwide, with a total enrollment of 4,011 students as of the beginning of the November 1996 term. More than 20,000 students annually attend Becker CPA review courses at approximately 140 locations in the United States and 10 locations internationally.

                                COMPANY STRATEGY

     The Company's objective is to further strengthen its position as a leading provider of high quality, career-oriented postsecondary education. The Company seeks to achieve continued revenue and earnings growth by (i) pursuing enrollment growth at both the DeVRY Institutes and KGSM, (ii) capitalizing on opportunities to cross-sell and expand product offerings in the adult education market through KGSM, Becker and CES, (iii) pursuing external growth through the acquisition of complementary businesses, such as the Company's recent acquisition of Becker, and (iv) further developing and implementing CES on-site management and technical training programs for large employers. The Company intends to achieve enrollment growth through (i) the expansion of existing curricula to additional sites, (ii) the development of new curricula, (iii) the development of new programs and delivery formats for part-time and evening students and (iv) the expansion of recruiting efforts in selected regions. In order to increase market penetration and operating leverage and to capitalize more extensively on economies of scale realized through local marketing and national advertising efforts, the Company plans to continue to upgrade and expand certain existing school facilities and open new schools. The Company believes that it is strongly positioned to capitalize on projected demographic and market trends, including the projected increase in the number of U.S. high school graduates, the expected increased demand for technical curricula and the projected increase in the number of adult students entering the postsecondary education system.

     DeVRY Inc. was incorporated under the laws of the State of Delaware in 1973. Its principal executive offices are located at One Tower Lane, Oakbrook Terrace, Illinois 60181, and its telephone number is (630) 571-7700. The Company's worldwide web location is http://www.devry.com.

                                  THE OFFERING

Common Stock offered by the Company..........    1,000,000 shares
Common Stock offered by the Selling
  Stockholders...............................    1,000,000 shares
     Total...................................    2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)................................    34,292,194 shares
Use of proceeds by the Company...............    The net proceeds to the Company from the Offering
                                                 will be used to repay indebtedness. The Company will
                                                 not receive any proceeds from the sale of shares of
                                                 Common Stock by the Selling Stockholders. See "Use of
                                                 Proceeds."
NYSE symbol..................................    "DV"

-------------------------
(1) Excludes an aggregate of 1,516,790 shares of Common Stock reserved for issuance under the Restated Stock Incentive Plan, 1991 Stock Incentive Plan and 1994 Stock Incentive Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth certain summary consolidated financial information and other data for the Company. This information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                SIX MONTHS ENDED
                                                  DECEMBER 31,          FISCAL YEARS ENDED JUNE 30,
                                              --------------------    --------------------------------
                                                1996        1995        1996        1995        1994
                                              --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
  Total revenues............................  $150,511    $126,779    $260,007    $228,593    $211,437
  Cost of educational services..............    89,656      76,699     155,254     136,721     127,673
  Student services and administrative
     expense................................    39,866      33,362      70,992      63,043      58,146
  Interest expense..........................     1,691         567       1,063       3,070       4,615
  Net income................................    11,741       9,416      19,245      14,896      12,225
  Earnings per common share.................     $0.35       $0.28       $0.57       $0.45       $0.37
  Weighted average shares used in
     calculating per share amounts (in
     thousands).............................    33,773      33,596      33,661      33,454      33,388
PRO FORMA DATA:(1)
  Pro forma earnings per common share.......     $0.35                   $0.58
  Pro forma weighted average shares used in
     calculating per share amounts (in
     thousands).............................    34,773                  34,437
OTHER DATA:
  Earnings before interest and taxes
     (EBIT)(2)..............................  $ 20,989    $ 16,718    $ 33,761    $ 28,829    $ 25,618
  DeVRY Institutes and KGSM fall term
     enrollment.............................    34,596      32,612      32,612      29,884      28,815
  Number of DeVRY Institutes................        14          13          13          11          11
  Number of KGSM Centers....................        19          17          18          17          15

                                                 DECEMBER 31, 1996
                                              -----------------------
                                                              AS
                                               ACTUAL     ADJUSTED(3)
                                               ------     -----------
BALANCE SHEET DATA:
  Cash and cash equivalents...............    $ 27,543       $ 27,543
  Total assets............................     208,145        208,145
  Long-term debt..........................      44,000         20,500
  Total shareholders' equity..............      69,085         92,585

-------------------------
(1) Pro forma earnings per common share and weighted average shares outstanding for the year ended June 30, 1996 and the six months ended December 31, 1996 are adjusted to reflect, as if occurring on July 1, 1995, (i) receipt by the Company of the net proceeds from the sale of the 1,000,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $25.00 per share and (ii) the application of the net proceeds of the Offering to repay indebtedness.

(2) EBIT is presented because the Company believes that it allows for a more complete analysis of the Company's results of operations. This information should not be considered as an alternative to, nor is there any implication that this information is more meaningful than any measure of performance or liquidity as promulgated under generally accepted accounting principles.

(3) Adjusted to reflect (i) receipt by the Company of the net proceeds from the sale of the 1,000,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $25.00 per share and (ii) the application of the net proceeds of the Offering to repay indebtedness.

                                  RISK FACTORS

     Prospective purchasers should carefully consider the following risk factors, together with other information in this Prospectus, in evaluating an investment in the shares of Common Stock.

DEPENDENCE ON STUDENT FINANCIAL AID; PRIOR NON-COMPLIANCE WITH FINANCIAL AID REGULATIONS

     Students attending the DeVRY Institutes finance their education through a combination of family contributions, individual resources (including earnings from full or part-time employment), financial aid (including Company-provided financial aid) and tuition reimbursement from their employers. The Company estimates that approximately 79% of the U.S. and Canadian DeVRY Institutes' students receive some government-sponsored financial aid. Government-sponsored financial aid is of great importance to the Company because approximately 68% of the DeVRY Institutes' U.S. tuition, book and fee revenues collected in fiscal 1996 were dependent on some form of such financial aid received by its students. In fiscal 1995, approximately 69% of revenues collected were dependent on financial aid.

     The government-provided financial aid and assistance programs in which many of the Company's students participate are subject to political and budgetary considerations. There is no assurance that government funding for the financial aid programs in which the Company's students participate will be maintained at current levels. A reduction in funding levels to financial aid programs could result in lower enrollments and/or an increased amount of Company-provided financial aid to its students.

     Extensive and complex regulations in the United States and Canada govern all of the government grant, loan and work programs in which the Company and its students participate. These regulations and their application and interpretation may change from time to time. Regulations and standards that an institution must satisfy in order for its students to participate in federal financial assistance programs include, among others, maximum student loan default rates; limits on the proportion of an institution's revenue that can be derived from federal aid programs; financial responsibility and administrative capability requirements; and prohibition of certain types of incentive payments to student recruiters. Failure to achieve these standards or otherwise demonstrate, in conformity to the regulations, its ability to continue to provide the educational services it offers could result in the Company being required to post a surety bond to permit its students to continue to participate in federal financial assistance programs. In addition, because U.S. financial assistance programs are required to be administered in accordance with the standard of care and diligence of a fiduciary, any regulatory violation could be the basis for the initiation of suspension, limitation or termination proceedings against the Company. Changes in or new interpretations of applicable laws, rules or regulations could have a material adverse effect on the Company in the future. Although the Company has no reason to believe that any proceeding against the Company is presently contemplated, if such a proceeding were initiated against the Company and resulted in a substantial curtailment of the Company's participation in government grant or loan programs, the Company could be materially adversely affected. See "Business--Financial Aid and Financing Student Education."

     DeVRY Institutes' Toronto-area campuses were notified at the end of August 1995 that the Ontario Ministry of Education and Training had temporarily suspended the processing of new financial aid applications from DeVRY students pending review of inaccuracies found in applications filed by some students. The Ministry believed that some of DeVRY's Toronto-area students applied for and collected what might be excessive government-sponsored financial aid by inappropriately reporting that they had "zero income." A Ministry audit of the administration of financial aid at DeVRY Institutes' Toronto-area campuses, with the Company's full cooperation, began in September 1995 and is still in process. In order to restore financial aid eligibility, the Company refunded to the Ministry approximately $1.7 million (CDN), for the 1995-1996 academic year, which the Company believes is substantially all of the financial aid previously inappropriately disbursed to such "zero income" students for this time period, and posted a letter of credit for $2.0 million (CDN) against any possible additional amounts that may have been inappropriately disbursed, as determined by the Ministry audit. Effective with the spring 1996 term which began in March 1996, the Ministry conditionally reinstated approval for the processing of financial aid applications. As a consequence, results of operations for the Company's Canadian operations were materially adversely affected. See "Business
--

Financial Aid and Financing Student Education" and Note 9 to the Consolidated Financial Statements. Full unconditional reinstatement is subject to the Ministry's appointed auditor's completion of its audit and verification of the Company's compliance with financial aid processing regulations. There is no assurance that unconditional reinstatement will be granted, and any failure to receive such unconditional reinstatement could reduce future enrollments and have a material adverse effect on the Company.

STUDENT LOAN DEFAULTS

     The Company is substantially dependent on continued participation by its students in that portion of government financial aid assistance represented by student loan programs. The Company believes that in 1996 federal student loans represented more than 80% of the federal aid received by students at the U.S. DeVRY Institutes and 100% of the federal aid received by students at KGSM. A substantial majority of these student loans is provided under the Federal Family Education Loan Program ("FFELP") and William D. Ford Federal Direct Student Loan Program ("FDSL"). For a variety of reasons, high student loan default rates on federal student loans are most often found in proprietary institutions, institutions having large minority populations and community colleges, all of which tend to have a higher percentage of low income students enrolled than do four-year publicly supported and independent colleges and universities. In 1989, the U.S. Department of Education instituted strict regulations that penalize educational institutions with high student loan default rates. These regulations were further tightened by the 1992 Higher Education Reauthorization Act ("HEA"). Any individual institution with a FFELP or FDSL default rate ("cohort default rate") exceeding 20% for the year is required to develop a default management plan meeting specified federal standards in order to reduce defaults, although the institution's operations and its students' ability to utilize student loans are not restricted. Due to the recent introduction of the FDSL program, no default rates for this program have yet been reported. Any individual institution with a cohort default rate of 25% or more for three consecutive years is ineligible for participation in these loan programs and cannot offer student loans administered by the U.S. Department of Education for the fiscal year in which the ineligibility determination is made and for the two succeeding fiscal years. In addition, students attending an institution whose cohort default rate has exceeded 25% for three consecutive years will be ineligible for Federal Pell Grants ("Pell"). Any institution with a cohort default rate of 40% or more in any year is subject to immediate limitation, suspension or termination proceedings from all federal aid programs.

     The Company carefully monitors its students' loan default rate. According to reports by the U.S. Department of Education, the Company's schools had cohort default rates for 1994 (the latest year for which statistics are available) ranging from 1.5% to 25.1%. The Company's systemwide cohort default rate was approximately 17.6%. The reported rates for 1994 reflect the proportion of former students who were due to begin repaying their loans during that year but who were in default by the end of 1995. For 1993, the Company's weighted average cohort default rate was 18.6%. Cohort default rates are subject to revision by the Department of Education as new data becomes available and are subject to appeal by schools contesting the accuracy of the data. Upon review of the calculations of the cohort default rates for the DeVRY Institutes, the Company discovered errors and exceptions. The Company has requested that the Department of Education recalculate the cohort default rates for 1994. The loss of eligibility to participate in the FFELP or FDSL programs at one or more of the Company's schools could have a material adverse effect on the Company.

     Only one of the DeVRY Institutes had a reported cohort loan default rate greater than 20% for 1994. That Institute, whose cohort default rate was reported at 25.1%, has initiated a default management plan and has requested that the Department of Education recalculate its cohort default rate based upon its belief that erroneous data was included and resulted in an overstatement of the reported cohort default rate. This same Institute had a cohort default rate of 26.6% for 1993 and a cohort default rate of 22.5% for 1992. If this Institute were to have a cohort default rate above 25.0% for fiscal 1995 (preliminary results for which are expected to be available in spring 1997), this Institute would lose its eligibility to participate in student loan programs and the Pell grant program. No DeVRY Institute is currently subject to any restrictions or termination under these student loan programs.

     There can be no assurance that federal funding for the FFELP or FDSL programs will be continued at current levels, or at all. Discontinuance or significant reductions in any of these programs could have a material adverse effect on the Company.

STATE APPROVAL AND LICENSING

     Authorizations from state or provincial licensing agencies or ministries are required to recruit students, operate the Company's schools and grant degrees. Many states and provinces require for-profit postsecondary education institutions to post surety bonds for licensure. The Company has posted approximately $1.0 million of surety bonds with state and local regulatory authorities and approximately $1 million (CDN) of surety bonds with regulatory agencies in Canada. Certain states have set standards of financial responsibility beyond those prescribed by federal regulation. For example, fiscal tests adopted by the California legislature (as discussed more fully below) and similar regulations adopted or proposed by other state regulators may place the Company in future non-compliance under certain state regulations. If the Company were unable to meet these tests and could not otherwise demonstrate that it was financially responsible, it could be required to cease operations in a particular state, which could have a material adverse effect on the Company. To date, the Company has successfully demonstrated its financial responsibility where required.

     In January 1991, the State of California adopted legislation that requires private, postsecondary educational institutions to meet certain fiscal tests in order to continue operating in the state. These fiscal tests include three requirements: (i) not having an operating loss in each of an institution's two most recent fiscal years; (ii) having positive net worth in its latest fiscal year; and (iii) maintaining a ratio of current assets to current liabilities of 1.25:1 or greater. The Company has achieved two of the required fiscal tests but has not maintained a ratio of current assets to current liabilities of 1.25:1, because the Company believes that maintaining such a ratio would be an inefficient use of its assets. At June 30, 1996, the Company had a ratio of current assets to current liabilities of 1.17:1. The California Council for Private Postsecondary and Vocational Education (the "California Council") also has discretion under this statute to allow an educational institution to continue operating, even if it does not satisfy the fiscal tests, if the institution can demonstrate that it has maintained sufficient financial resources to sustain all of its promised educational services. The Company believes that at June 30, 1996 it had satisfactorily demonstrated to the California Council its financial strength and ability to continue to operate. If the Company were unable to meet the California Council's fiscal tests or otherwise demonstrate its financial strength to the California Council, it would have to cease operating its DeVRY Institutes in Pomona and Long Beach but could continue to recruit students in California. If the Company were required to cease operating in Pomona and Long Beach, the Company's operating results could be materially adversely affected. In connection with granting authority for continued operations, California law also requires an on-site visit to all postsecondary institutions having accreditation from a regional accrediting association other than the Western Association of Colleges and Schools. The California Council conducted a visit to the California campuses in August 1996 and recently issued its report granting approval for continued degree-granting operation for the maximum five-year period.

RISKS ASSOCIATED WITH EXPANSION

     There can be no assurance that suitable expansion or acquisition opportunities will be identified or that any new or acquired institutions can be operated profitably or successfully integrated into the Company's operations. Growth through expansion or acquisition also could involve other risks, including the diversion of management's attention from normal operating activities, the inability to find appropriate personnel to manage the Company's expanding operations and the possibility that new or acquired schools will be subject to unanticipated business or regulatory uncertainties or liabilities. The failure of the Company to manage its expansion and acquisition program effectively could have a material adverse effect on the Company.

EFFECT OF CHANGES IN CPA EXAMINATION REQUIREMENTS

     Several states have either adopted or introduced legislation that requires 150 semester units (the equivalent of five years of college) before a candidate can sit for the CPA exam. Forty-seven of the 50 states have introduced bills to implement the law. The status of these bills is as follows: rejected in 13 states; passed but modified to a four-year track in three states; pending in five states; passed but not yet implemented in 25 states; and passed and implemented in four states (Florida, Alabama, Tennessee and Utah). Most states that have passed such laws did so before there was any organized opposition to it. In Florida, where the law has been implemented for over 10 years, Becker experienced a material reduction in students in the two- to three-year period following implementation, followed by a return to normal enrollment levels. However, the impact of the law in other states is presently unknown, as Alabama, Tennessee and Utah have implemented the law only within the last two years. Additionally, some states, such as California, have passed or may pass laws requiring completion of all educational requirements before taking the CPA examination. This change has the effect of delaying, for six months or more, enrollment in Becker's review class by certain students in those states. If this 150 semester unit legislation is broadly implemented, it could have a material adverse effect on the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, at an assumed public offering price of $25.00 per share (after deduction of estimated underwriting discounts and commissions and Offering expenses) are expected to be approximately $23.5 million (approximately $28.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Company intends to use the net proceeds to repay indebtedness. The indebtedness to be repaid bears interest at the London Inter-Bank Offered Rate ("LIBOR") plus 0.625% and matures in August 1999. Such indebtedness has been incurred in connection with the acquisition of Becker and for general corporate purposes. Upon repayment of such indebtedness, the Company will have approximately $66.0 million available under its revolving line of credit. The Company may use funds available under this facility for capital expenditures, the purchase of properties for new DeVRY Institutes and possible future acquisitions of complementary businesses. See "Business--Properties." From time to time, the Company is involved in the evaluation of, and discussions with, possible acquisition candidates, although the Company currently has no agreements, commitments or understandings with respect to any such acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the trading symbol "DV." Prior to November 14, 1995, the Common Stock was quoted on the Nasdaq National Market. The table below sets forth the high and low sales prices of the Common Stock during the periods shown. All sales price information has been restated to reflect the Company's two-for-one stock splits effective June 21, 1995 and December 18, 1996.

                           FISCAL                                HIGH      LOW
                           ------                               ------    ------
1995
  First Quarter.............................................    $ 7.25    $ 6.27
  Second Quarter............................................      7.75      6.44
  Third Quarter.............................................      9.66      7.63
  Fourth Quarter............................................     10.75      9.13
1996
  First Quarter.............................................    $12.88    $10.00
  Second Quarter............................................     14.06     11.00
  Third Quarter.............................................     17.75     12.88
  Fourth Quarter............................................     22.94     16.50
1997
  First Quarter.............................................    $23.44    $19.00
  Second Quarter............................................     25.38     18.38
  Third Quarter (through February 26, 1997).................     28.00     22.63

     The last reported sales price of the Common Stock on February 26, 1997 as reported on the NYSE was $23.38.

     The Company is a holding company and, as such, is dependent on the earnings of its subsidiaries for funds to pay cash dividends. Cash flow from the Company's subsidiaries may be restricted by law and is restricted by covenants in the subsidiaries' debt agreements. The Company's subsidiaries are currently limited by the terms of the Company's revolving line of credit agreement in their ability to distribute any cash to the Company including dividends, except for Directors' fees and loans to fund the expenses associated with compliance with securities laws and regulations payable by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company has not paid any dividends on its Common Stock and expects for the foreseeable future to retain all of its earnings from operations for use in the Company's business. From time to time, the Board of Directors reviews the Company's dividend policy. Any payment of dividends will be at the discretion of the Board of Directors and will be dependent on the earnings and financial requirements of the Company and other factors, including the foregoing restrictions on the Company's subsidiaries' cash flow, legal restrictions on the payment of dividends by the Company and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to reflect the Offering and the application of the estimated net proceeds to the Company of $23.5 million (based upon an assumed public offering price of $25.00 per share) for repayment of indebtedness.

                                                                   DECEMBER 31, 1996
                                                                -----------------------
                                                                (DOLLARS IN THOUSANDS)
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
Long-term debt(1)...........................................    $ 44,000     $ 20,500
                                                                --------     --------
Shareholders' equity:
  Common Stock (75,000,000 shares authorized, 33,265,244
     shares issued and outstanding (actual) and 34,265,244
     shares issued and outstanding (as adjusted))(2)........         333          343
  Additional paid-in capital................................      36,744       60,234
  Retained earnings.........................................      31,561       31,561
  Cumulative translation adjustment.........................         447          447
                                                                --------     --------
     Total shareholders' equity.............................      69,085       92,585
                                                                --------     --------
          Total capitalization..............................    $113,085     $113,085
                                                                ========     ========

-------------------------
(1) Subsequent to December 31, 1996, the Company repaid $3.0 million of long-term debt.

(2) Excludes an aggregate of 1,543,740 shares of Common Stock reserved for issuance as of December 31, 1996 under the Restated Stock Incentive Plan, the 1991 Stock Incentive Plan and the 1994 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

     The following table sets forth, for the periods and at the dates indicated, selected consolidated financial data for the Company. The consolidated financial information for the fiscal years ended June 30, 1996, 1995, 1994, 1993 and 1992 included below have been derived from the Company's consolidated financial statements, which statements have been audited by Price Waterhouse LLP independent accountants. Their report on the financial statements for the fiscal years ended June 30, 1996, 1995 and 1994 is included at page F-2. The information at December 31, 1996 and 1995 and for the six-month periods then ended has been derived from the Company's consolidated financial statements included elsewhere in this Prospectus. Such financial statements are unaudited, but in the opinion of the Company reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results of operations for the six-month period ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                       SIX MONTHS ENDED
                                         DECEMBER 31,                   FISCAL YEARS ENDED JUNE 30,
                                      -------------------   ----------------------------------------------------
                                        1996       1995       1996       1995       1994       1993       1992
                                      --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Total revenues......................  $150,511   $126,779   $260,007   $228,593   $211,437   $191,915   $179,196
Cost of educational services........    89,656     76,699    155,254    136,721    127,673    117,596    109,172
Student services and administrative
  expense...........................    39,866     33,362     70,992     63,043     58,146     51,881     50,490
Interest expense....................     1,691        567      1,063      3,070      4,615      6,849      9,661
                                      --------   --------   --------   --------   --------   --------   --------
Income before income taxes and
  cumulative effect of change in
  accounting principle..............    19,298     16,151     32,698     25,759     21,003     15,589      9,873
Income tax provision................     7,557      6,735     13,453     10,863      8,778      6,158      3,984
Cumulative effect of change in
  accounting principle..............        --         --         --         --         --         --     15,798
                                      --------   --------   --------   --------   --------   --------   --------
Net income..........................  $ 11,741   $  9,416   $ 19,245   $ 14,896   $ 12,225   $  9,431   $ 21,687
                                      ========   ========   ========   ========   ========   ========   ========
PER SHARE DATA:
Earnings per common share...........     $0.35      $0.28      $0.57      $0.45      $0.37      $0.28      $0.65(1)
                                      ========   ========   ========   ========   ========   ========   ========
Weighted average shares used in
  calculating per share amounts (in
  thousands)........................    33,773     33,596     33,661     33,454     33,388     33,263     33,335
CASH FLOW DATA:
Cash provided by operating
  activities........................  $ 22,384   $ 23,151   $ 28,368   $ 28,200   $ 28,405   $ 24,058   $ 15,282
Capital expenditures................     7,346     10,666     18,352     14,551      6,288      5,147      3,892
BALANCE SHEET DATA:
Cash and cash equivalents...........  $ 27,543   $ 22,760   $ 29,948   $ 26,252   $ 22,704   $ 13,344   $ 16,015
Total assets........................   208,145    153,814    178,089    126,671    106,798     99,210    110,769
Total funded debt...................    44,000     17,209     61,500     33,029     43,224     55,712     77,563
Total shareholders' equity..........    69,085     47,407     57,287     37,968     22,978     11,022      1,322
OTHER DATA:
Earnings before interest and taxes
  (EBIT)(2).........................  $ 20,989   $ 16,718   $ 33,761   $ 28,829   $ 25,618   $ 22,438   $ 19,534
DeVRY Institutes and KGSM fall term
  enrollment........................    34,596     32,612     32,612     29,884     28,815     27,336     26,941
Number of DeVRY Institutes..........        14         13         13         11         11         11         11
Number of KGSM Centers..............        19         17         18         17         15         12         10

-------------------------
(1) Results for the year ended June 30, 1992 include a $0.47 per share cumulative effect of a change in accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(2) EBIT is presented because the Company believes that it allows for a more complete analysis of the Company's results of operations. This information should not be considered as an alternative to, nor is there any implication that this information is more meaningful than, any measure of performance or liquidity as promulgated under generally accepted accounting principles.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's results of operations and financial condition should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus.

     Because of the somewhat seasonal pattern of the Company's enrollments and its term starting dates, which affect the results of operations and the timing of cash inflows, the Company believes that comparisons of its results of operations and financial position should be made to both the end of the previous fiscal year and to the corresponding period in the preceding year. Typically, due to the seasonality of student enrollments, the Company's second and third quarters have the highest revenues and net income within a fiscal year. See Note 10 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

     General

     The following table sets forth for the periods indicated (i) the percentage relationship of certain income statement items to total revenues and (ii) the percentage change in each line item from the prior period:

                                     SIX MONTHS
                                        ENDED        FISCAL YEARS ENDED                PERIOD-TO-PERIOD
                                    DECEMBER 31,          JUNE 30,                    PERCENTAGE CHANGES
                                    -------------   ---------------------   ---------------------------------------
                                                                            SIX MONTHS ENDED      1996       1995
                                                                            DECEMBER 31, 1996   COMPARED   COMPARED
                                    1996    1995    1996    1995    1994    COMPARED TO 1995    TO 1995    TO 1994
                                    -----   -----   -----   -----   -----   -----------------   --------   --------
Revenues:
  Tuition.........................   90.0%   89.8%   91.0%   90.8%   90.4%         19.1%          14.0%       8.5%
  Other...........................   10.0    10.2     9.0     9.2     9.6          15.5           11.1        4.1
                                    -----   -----   -----   -----   -----
    Total revenues................  100.0   100.0   100.0   100.0   100.0          18.7           13.7        8.1
Costs and expenses:
  Cost of educational services....   59.6    60.5    59.7    59.8    60.4          16.9           13.6        7.1
  Student services and
    administrative expense........   26.5    26.3    27.3    27.6    27.5          19.5           12.6        8.4
  Interest expense................    1.1     0.5     0.4     1.3     2.2         198.2          (65.4)     (33.5)
                                    -----   -----   -----   -----   -----
    Total costs and expenses......   87.2    87.3    87.4    88.7    90.1          18.6           12.1        6.5
                                    -----   -----   -----   -----   -----
Income before income taxes........   12.8    12.7    12.6    11.3     9.9          19.5           26.9       22.6
Income tax provision..............    5.0     5.3     5.2     4.8     4.1          12.2           23.8       23.8
                                    -----   -----   -----   -----   -----
Net income........................    7.8%    7.4%    7.4%    6.5%    5.8%         24.7%          29.2%      21.9%
                                    =====   =====   =====   =====   =====

     Six Months Ended December 31, 1996 vs. Six Months Ended December 31, 1995

     Tuition revenues increased by $21.7 million or 19.1% in the first half of fiscal 1997 compared to the same period in fiscal 1996. The increase in tuition revenues was produced by several positive factors, including enrollment increases at the DeVRY Institutes where total student enrollment for the summer and fall semesters in fiscal 1997 increased by 4.6% and 4.3%, respectively, from fiscal 1996. These are the seventeenth and eighteenth consecutive terms of increased total student enrollment as compared to the prior year period at the DeVRY Institutes. At KGSM, total enrollment for the term which began in November 1996 increased more than 22% from November 1995. Tuition revenues also increased because of tuition rate increases which became effective at the DeVRY Institutes in March 1996 and at KGSM in September 1996. In June 1996, the Company acquired Becker which also contributed to the Company's revenue increase in the first half of fiscal 1997.

     Other educational revenues, comprised primarily of sales of books and supplies, increased by $2.2 million or 18.1% because of sales to the increased number of students attending the Company's educational programs.

     Interest income on the Company's short-term investments decreased by $222,000 or 35.7% from the prior year period because of lower cash balances available for investment throughout the period.

     Cost of educational services for the first half of fiscal 1997 increased by $13.0 million or 16.9% from the comparable period in fiscal 1996. Cost of educational services includes the cost of faculty and related staff, which consistently comprises approximately 60% of this expense category. Also included in this expense category are the costs of facilities, supplies, bookstore sales, other student education-related support activities and the cost of tuition refunds and uncollectible accounts. The increase in cost of educational services in the first half of fiscal 1997 reflects the additional facility, faculty and staff costs associated with Becker's operations and the higher wage, benefit, supply and service expenses associated with growing student enrollments at the DeVRY Institutes and at KGSM. Depreciation expense increased by more than $1.0 million or 32.3% in the first six months of fiscal 1997 over the comparable period in fiscal 1996, as a result of extensive capital improvements and additions in fiscal 1996, particularly those related to the opening of the new DeVRY Institute in North Brunswick, New Jersey, and the upgrading of school laboratories and teaching equipment throughout the system.

     Student services and administrative expense increased by $6.5 million or 19.5% for the first six months of fiscal 1997 over the comparable period in fiscal 1996. Student services and administrative expense includes the costs of new student recruiting, curriculum development and general and administrative costs. The increase in student services and administrative expense reflects the marketing costs associated with Becker's operations and the marketing costs associated with generating the higher student enrollments at the DeVRY Institutes and at KGSM for the terms which have already begun in fiscal 1997 and for the terms which will begin in the coming months. This increase also includes nearly $788,000 in amortization of intangibles and goodwill, primarily associated with the Becker acquisition.

     The Company's earnings from operations, before interest expense and taxes, were a record $21.0 million for the first six months of fiscal 1997. Operating margins, which have been increasing consistently year over year, increased again in the first half of fiscal 1997, climbing to 13.9% from 13.2% for the prior year. Operating margins were favorably affected by the inclusion of Becker results, where operating margins have historically been higher, by the higher revenues and improved facility utilization from the increased enrollments at the DeVRY Institutes and KGSM and by continued cost containment measures.

     Interest expense in the first half of fiscal 1997 increased by $1.1 million or 198.2% from the comparable period in fiscal 1996 because of higher outstanding debt levels resulting from the acquisition, for cash, of Becker in June 1996. At December 31, 1996, long-term debt increased by nearly $27.0 million from December 31, 1995.

     The provision for income taxes of $7.6 million for the first half of fiscal 1997 continued at a lower rate than in the comparable fiscal 1996 period because of a different mix in the earnings from domestic and foreign operations and because of a lower effective state income tax rate. The effective tax rate represents the combination of U.S. federal and state and Canadian federal and provincial income taxes on the Company's operations in these jurisdictions.

     Net income of $11.7 million, or $0.35 per share, was a record for the six month period ending December 31, 1996, increasing by 24.7% from the same period in fiscal 1996.

     Fiscal Year Ended June 30, 1996 vs. Fiscal Year Ended June 30, 1995

     Tuition revenues in fiscal 1996 increased by $29.1 million or 14.0% from fiscal 1995. This was the largest tuition revenue increase in the history of the Company and is attributable to both higher student enrollment at the DeVRY Institutes and KGSM and, to a lesser extent, to tuition increases implemented during the year.

     Cumulatively, total student enrollment at the DeVRY Institutes in the three semesters of fiscal 1996 increased by 8.6% compared with fiscal 1995. This was partly due to higher enrollments at the Long Beach, California and Scarborough (Toronto), Ontario, Canada campuses, both of which opened in the previous year, and partly due to increased enrollments at the previously existing DeVRY Institutes. Fiscal 1996 was the fifth consecutive year that total cumulative enrollment at the DeVRY Institutes increased from the previous year and the largest rise in any of those years. At KGSM, cumulative total student enrollment for the five terms of fiscal 1996 grew by 16.7% compared to fiscal 1995. The increase in enrollments was due to higher enrollments at the Pomona and Long Beach, California centers, both of which opened in fiscal 1995, the fiscal 1996 opening of a center in Tysons Corner, Virginia (Washington, D.C. area) and continued growth in enrollments at the previously existing centers. Tuition increases have historically been implemented by the DeVRY Institutes effective with the spring term and effective with the fall term at KGSM. Tuition rates rose approximately 5% at DeVRY, which is slightly below the rate of this increase in fiscal 1995 and below the average rate of tuition increases at other colleges and universities. Tuition rates rose similarly at KGSM.

     Other educational revenues increased by $2.5 million or 12.3% because of sales to the increased number of students attending the Company's educational programs. Interest income on short-term investments of cash balances in excess of those needed for daily operations declined by $117,000 or 10.0% from fiscal 1995, as the higher level of payments for taxes on income, payments and receivable increases associated with financial aid processing at the Toronto-area campuses and completion of the new DeVRY Institute campus in North Brunswick, New Jersey, reduced average investible balances during fiscal 1996.

     Cost of educational services rose by $18.5 million or 13.6% in fiscal 1996 from fiscal 1995. Costs associated with the new DeVRY Institutes and KGSM centers contributed to this increase along with higher educational costs resulting from higher student enrollments at the existing locations. Depreciation expense on the Company's continued investment in facilities and equipment for its students increased by $1.4 million or 22.1% from fiscal 1995. Tuition refund and uncollectible account expense increased in the year partly because of higher enrollments and higher tuition revenue at DeVRY Institutes and KGSM and partly because of the higher proportion of new DeVRY Institutes' students in fiscal 1996 as a result of growing new student enrollments. New student enrollment at the DeVRY Institutes increased by 10.5% from fiscal 1995 to fiscal 1996. New students historically withdraw at higher rates than do students in later terms.

     Student services and administrative expense increased by $7.9 million or 12.6% from fiscal 1995. Marketing costs have grown to support the new DeVRY Institutes and KGSM locations and to support the higher number of new students recruited at the existing locations. General and administrative expenses increased from fiscal 1995 partly due to normal inflationary changes and partly because of efforts associated with the Ontario Ministry of Education and Training's suspension and subsequent conditional reinstatement of financial aid eligibility for students attending the Company's Toronto-area campuses.

     The Company's earnings from operations, before interest expense and taxes on income, reached a record $33.8 million for fiscal 1996. This represents an operating margin of 13.0%, up from 12.6% and 12.1% in fiscal 1995 and fiscal 1994, respectively. Higher revenues and cost-containment measures contributed to the improved margins.

     Interest expense was reduced by $2.0 million or 65.4% to $1.1 million for fiscal 1996 from fiscal 1995. The lower interest expense resulted from lower outstanding levels of debt throughout most of fiscal 1996 and the absence of the non-recurring make-whole premium payment made in fiscal 1995 when the Company voluntarily prepaid all of its senior subordinated notes.

     Net income of $19.2 million, or $0.57 per share, was a record for any fiscal year, increasing by 29.2% from fiscal 1995.

     Fiscal Year Ended June 30, 1995 vs. Fiscal Year Ended June 30, 1994

     Tuition revenues in fiscal 1995 increased by $16.3 million or 8.5% from fiscal 1994. The rise was attributable primarily to tuition increases implemented during the year and, to a lesser extent, to higher student enrollments at the DeVRY Institutes and KGSM. Cumulatively, total student enrollment at the DeVRY Institutes in the three semesters of fiscal 1995 increased by 3.3% compared with fiscal 1994. At KGSM, cumulative total student enrollment for the five terms of fiscal 1995 grew by 17.7% from fiscal 1994. Tuition rates grew by more than 5% at the DeVRY Institutes, a slightly lower percentage increase than was implemented in 1994. Tuition rates were increased similarly at KGSM.

     Interest income on short-term investments increased by $625,000 or 113.4% during fiscal 1995 because of higher cash balances available for investment throughout most of the year and because of higher prevailing interest rates.

     Cost of educational services increased by $9.0 million or 7.1% in fiscal 1995 from fiscal 1994. Costs associated with rising student enrollment, such as additional faculty and higher wages and benefits, were largely responsible for the increase. The Company also continued its investment in growth with the opening of new DeVRY Institutes in Long Beach, California and Scarborough (Toronto), Ontario Canada. During the year, KGSM opened two new centers in California, operating in the DeVRY Institute campuses in these locations. Partially offsetting these cost increases was a reduction in depreciation expense on certain assets whose depreciable lives expired in the first quarter of fiscal 1995. Tuition refund and bad debt expenses also declined, reflecting educational program and student service quality initiatives that favorably affected the pattern of student retention, reducing refund expense and uncollected account balances compared to prior periods.

     Student services and administrative expense in fiscal 1995 increased by $4.9 million or 8.4% from fiscal 1994. Marketing costs grew at a somewhat faster rate than tuition revenue in support of the two new DeVRY campuses and two KGSM centers that opened during fiscal 1994. For the year, new student enrollment at the DeVRY Institutes increased by 7.6% from fiscal 1994.

     The Company's earnings from operations, before interest expense and taxes on income, reached a record $28.8 million in fiscal 1995. This represents an operating margin of 12.6%, up from 12.1% in fiscal 1994 and 11.7% in fiscal 1993. Higher revenues; improved educational program success, producing greater student retention; and cost-containment measures contributed to the improved margins even as expansion continued.

     Interest expense was reduced by $1.5 million or 33.5% to $3.1 million for fiscal 1995. The lower interest expense resulted from scheduled principal payments and voluntary prepayments of the Company's funded debt. In June 1995, the Company voluntarily prepaid all $7.9 million of its 13% senior subordinated notes, with a make-whole premium payment of $573,000 included in interest expense in the Consolidated Statement of Income. In fiscal 1995, total funded debt was reduced by $10.2 million.

     Net income of $14.9 million or $0.45 per share was a record for any prior fiscal year increasing by 21.9% from fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is the cash received from student payments for tuition, fees and books. These payments include cash from student and family educational loans, from other financial aid under various federal, state and provincial programs and from student and family resources.

     The pattern of cash receipts is somewhat seasonal. The level of accounts receivable from which cash payments are collected reaches a peak immediately after the billing of tuition, fees and books at the beginning of each DeVRY Institute semester in July, November and March. Collections of these receivables are heaviest at the start of each semester. In the first two months of each semester, collections typically exceed payments for operating expenses applicable to that period. Accounts receivable reach their lowest level just prior to the start of the next semester, dropping to their lowest point in the year at the end of June. The end of June corresponds to both the end of the spring semester and to the end of a financial aid year, at which time all financial aid for the previous 12 months should have been disbursed to students' accounts. Both KGSM and Becker also experience seasonality in their cash receipts and expenditures based upon their respective operating cycles. At December 31, 1996, accounts receivable, net of the related increase in deferred tuition revenue generated by higher enrollment and revenue levels for the first half of fiscal 1997, were approximately equal to the level achieved at the end of the comparable period in fiscal 1996, reflecting a continuation of the good collection performance on balances owed by students, similar to the collection experience in the past several years. Included in the accounts receivable at December 31, 1996 were the receivable balances from students attending the Becker CPA classes which were not included in the Company's net accounts receivable balance at December 31, 1995. At June 30, 1996, net accounts receivable were $9.7 million. The increase in accounts receivable from June 30, 1995 resulted from the inclusion of a $1.5 million receivable of refundable income tax and from higher revenues and number of students at the DeVRY Institutes and KGSM during the year. The increase in accounts receivable is also attributable, in part, to the tuition financing offered by DeVRY Canada to those students at the Toronto area campuses who were affected by the temporary suspension of financial aid. In conjunction with the conditional reinstatement of financial aid processing effective with the spring 1996 term, the Company returned to the Ontario Ministry of Education and Training approximately $1.7 million (CDN) in payments believed to have been inappropriately disbursed to students. In addition, the Company posted a $2.0 million (CDN) letter of credit with the Ministry as security against possible additional amounts that may have been inappropriately disbursed to students who incorrectly completed their financial aid applications.

     The Company estimates that historically nearly 70% of the DeVRY Institutes' tuition, bookstore and fee revenues are derived from some form of government-provided financial aid to its students. These financial aid and assistance programs, in which most of the Company's students participate, are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations in the U.S. and Canada govern all of the government financial assistance programs in which the Company's students participate. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination proceeding against the Company.

     Under the terms of the Company's participation in governmental financial aid programs, certain cash received from the U.S. Department of Education is maintained in restricted bank accounts. This cash becomes available for general use by the Company only after student loans and grants have been credited to the accounts of students and the cash is transferred to an unrestricted operating cash account. The introduction of electronic fund transfers for student loans and the direct loan program from the Department of Education have generally accelerated the receipt and processing of these payments by the DeVRY Institutes and KGSM, contributing to the Company's liquidity.

     Cash payments for income taxes no longer benefit from the net operating loss carryforwards, which were fully utilized by the end of the first quarter of fiscal 1996.

     In July 1996, the Company entered into an out-of-court settlement agreement with the Internal Revenue Service (IRS) relative to the Statutory Notice of Deficiency issued by the IRS against the Company for tax years 1988 through 1991. The claimed deficiencies related to the amortization of intangible assets purchased during the acquisition of the DeVRY Institutes in 1987. All of these issues have been resolved as a result of the settlement. The settlement amount was paid in the first quarter of fiscal 1997 and is immaterial to the Company's financial position, results of operations and liquidity.

     Cash generated from operations in the first half of fiscal 1997 was approximately equal to the amount generated in the first half of fiscal 1996. Higher earnings, plus the increased non-cash charges for depreciation and amortization, contributed to a higher operating cash flow, but were offset by increases in restricted cash and decreases in accounts payable and accrued expenses that exceeded the related benefits from changes in deferred tuition revenue and advance tuition payments. Cash generated from operations in fiscal 1996 was $28.4 million, approximately the same as in each of the prior two fiscal years. The generation and use of cash during the year reflects the seasonal operating patterns discussed above. During some periods just prior to the start of a semester, cash balances may be supplemented by temporary borrowings under the Company's revolving line of credit. Cash generated from operations each year has been sufficient to meet all of the Company's operating needs and capital investment needs while reducing debt on a regular basis.

     Capital expenditures in fiscal 1996 were $18.4 million. Capital expenditures have been primarily for expansion and facility improvement, replacement and upgrading of school laboratories and for teaching and administrative equipment. Capital expenditures for the first half of fiscal 1997 decreased by $3.3 million or 31.1% from the first half of fiscal 1996, reflecting the completion of construction payments and June 1996 occupancy of the DeVRY Institutes' New Jersey campus. During the second half of fiscal 1997, capital expenditures are expected to increase substantially in connection with the purchase of properties for two new DeVRY Institutes as part of the Company's expansion plans. See "Business -- Properties." Cash generated from operations and existing cash resources have been sufficient to meet capital requirements in the past and, with the revolving line of credit, are anticipated to be sufficient to cover expansion plans in the future.

     During the first half of fiscal 1997, the Company repaid $17.5 million of its revolving loan facility using existing cash balances and cash generated from operations. Future borrowings and/or repayments will be based upon the Company's seasonal cash flow cycle and payment requirements for capital spending and possible future acquisitions. See "Use of Proceeds."

     In June 1996, the Company and its banks renegotiated the Company's 1994 term loan agreement. This $85.0 million unsecured revolving line of credit has a higher borrowing limit, longer term and lower interest rate, effective upon the attainment of certain financial ratios, already partly achieved. The revolving loan facility allows the Company to take advantage of its seasonal cash flows to reduce debt while also providing flexibility for expansion. At February 27, 1996, approximately $42.5 million of the revolving line had been utilized in the form of borrowings and letters of credit.

     The Company's bank borrowings are at a floating interest rate of LIBOR plus 0.625%. At the present time, the Company does not have an interest rate swap or other form of protection against increases in the floating rate but does fix the interval of interest rate adjustment on most of its borrowings for a three- to six-month period. The Company periodically evaluates its need for additional protection in light of projected interest expense and borrowing levels.

     In June 1996, the Company acquired certain tangible assets and tradenames of the Becker CPA Review for $18.5 million in cash and acquired copyrights, other intellectual property and publicity rights of the Becker CPA Review for $17.9 million. Funds for the acquisition were provided by borrowings under the Company's newly renegotiated revolving line of credit.

     The Company believes that current balances of unrestricted cash, cash generated from operations and, if needed, the revolving loan facility will be sufficient to fund its operations for the foreseeable future.

                                    BUSINESS

     The Company, through its wholly-owned subsidiaries, owns and operates the DeVRY Institutes and KGSM, which collectively form one of the largest private degree-granting higher education systems in North America. The Company also owns and operates Becker, which prepares candidates for the CPA and CMA professional certification examinations, and CES, which provides customized, on-site technical education and training services to corporations and government agencies. The DeVRY Institutes were founded in 1931 and for more than 65 years have provided a career-oriented technical education to high school graduates in the United States and Canada. KGSM, founded in 1973, employs a faculty of practicing business professionals to teach MBA and other master's degree programs to working adults in the United States. The DeVRY Institutes and KGSM are each accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools, the same agency that accredits other four-year publicly supported and independent colleges in the North Central region. Becker, which was acquired by the Company in June 1996, was founded in 1957 and has become a leading CPA review course, which is administered nationally and internationally.

COMPANY STRATEGY

     The Company's objective is to further strengthen its position as a leading provider of high quality, career-oriented postsecondary education. The Company seeks to achieve continued revenue and earnings growth by (i) pursuing enrollment growth at both the DeVRY Institutes and KGSM, (ii) capitalizing on opportunities to cross-sell and expand product offerings in the adult education market through KGSM, Becker and CES, (iii) pursuing external growth through the acquisition of complementary businesses, such as the Company's recent acquisition of Becker, and (iv) further developing and implementing CES on-site management and technical training programs for large employers. The Company intends to achieve enrollment growth through (i) the expansion of existing curricula to additional sites, (ii) the development of new curricula, (iii) the development of new programs and delivery formats for part-time and evening students and (iv) the expansion of recruiting efforts in selected regions. In order to increase market penetration and operating leverage and to capitalize more extensively on economies of scale realized through local marketing and national advertising efforts, the Company plans to continue to upgrade and expand certain existing school facilities and open new schools. The Company believes that it is strongly positioned to capitalize on projected demographic and market trends, including the projected increase in the number of U.S. high school graduates, the expected increased demand for technical curricula and the projected increase in the number of adult students entering the postsecondary education system.

DEVRY INSTITUTES OF TECHNOLOGY

     The DeVRY Institutes are located on 10 campuses in the United States and four campuses in Canada. At the beginning of the fall 1996 semester (the second of three semesters of the Company's 1997 fiscal year), 30,585 full and part-time students were enrolled in the DeVRY Institutes' diploma, associate and bachelor's degree day and evening programs in electronics, electronics engineering technology, computer information systems, accounting, business operations, technical management and telecommunications management, an increase of 4.3% from the fall 1995 semester. This was the eighteenth consecutive term in which total enrollments exceeded the prior year level.

     Cumulatively, total student enrollment for the three semesters of fiscal 1996 increased by 8.6% compared with fiscal 1995. As a result of the expansions and improvements initiated in the past several years, fiscal 1996 marks the fifth consecutive year that total cumulative enrollment has increased from the prior year. The DeVRY Institutes' operations accounted for approximately 93% of the Company's revenues in fiscal 1996. In the first half of fiscal 1997, which period for the first time included the operations of Becker, the DeVRY Institutes' operations accounted for approximately 88% of the Company's revenues.

     The Company believes the DeVRY Institutes enjoy a number of competitive advantages over four-year colleges and universities, two-year community colleges and other for-profit schools, all of which are the Company's educational competitors. These advantages include (i) career-oriented curricula developed with regular, structured employer input, (ii) the demonstrated effectiveness of its career services activities, (iii) year-round class scheduling and (iv) its North American brand identity, market presence and student recruitment organization, as discussed below:

     - Career-oriented curricula providing hands-on experience. The DeVRY Institutes' curriculum development process includes ongoing research into business trends and surveys of companies to determine the skills and knowledge that will be required by employers into the next century. This information results in timely curriculum upgrades, which helps ensure that the DeVRY Institutes' graduates will be marketable to employers.

     - High graduate employment rate. The DeVRY Institutes' career services staff works closely with graduates by conducting and videotaping practice job interviews, assisting in resume preparation, actively soliciting job leads and developing relationships with potential and current employers and setting up on-campus interviews. The DeVRY Institutes' use of national advertising media also contributes to establishing the DeVRY Institutes' favorable reputation with employers and assists in career services efforts. These efforts have contributed to a 92% average net graduate employment rate at the DeVRY Institutes over the past 10 years. See "Business--Career Services."

     - Year-round class scheduling. The DeVRY Institutes schedule classes year-round, enabling students to complete four-year bachelor's degree programs in three years. This results in a significant financial advantage to students since they are able to enter the work force a year earlier than if they had attended a traditional four-year institution.

     - Strong student recruitment organization. The DeVRY Institutes' field student recruiting force of approximately 250 full-time employees located throughout the United States and Canada makes career-planning presentations in approximately 10,000 high schools throughout North America. The Company believes its student recruitment organization is not easily matched by other educational entities. Many higher education institutions are restricted to one locality and possess limited marketing resources and therefore cannot match the national advertising and marketing programs used by the DeVRY Institutes.

     Changing demographics in the United States are expected to continue to benefit DeVRY Institutes' enrollment. After declining through much of the 1980s and stabilizing in the early 1990s, the number of high school graduates, which represents a substantial portion of DeVRY Institutes' new student enrollment each year, is projected by the U.S. Department of Education to increase without interruption by more than 20% from a low of 2,482,000 in 1992 to over 3,000,000 by the year 2004. In addition, the Department of Education's National Center for Education Statistics found that, in 1994, 62% of high school graduates (ages 16-24) went directly to college, up from 51% in 1975.

     Recent data from the U.S. Department of Education also indicates that more than one-third of U.S. undergraduate students are 25 years of age or older and that these older students will continue to be a significant portion of college enrollments in the coming years. The Company estimates that approximately 40% of the students enrolled at its DeVRY Institutes are 25 years of age or older. To attract the growing number of adults returning to college, the DeVRY Institutes introduced a bachelor of science degree completion program in technical management which focuses on business and management skills vital to career advancement for students who already have an associate degree. Programs are being offered on weekends in some locations to better serve the working adult. DeVRY Institutes is also currently developing a weekend Computer Information Systems curriculum with a shorter term length and time to completion. While this program will be an intensive and demanding experience for students, it will enable them to fulfill their other responsibilities during the normal work week while still completing this program in a relatively short period of time on weekends.

     The Company believes that the following additional factors should support the Company's strategy to continue to increase student enrollments:

     - Facility improvement and expansion. In 1991, DeVRY Institutes initiated a facility improvement and expansion program to attract and retain an increased student enrollment. Among the actions taken as a result of that program are the following: renovation and expansion of the Atlanta campus; relocation of the suburban Chicago, Dallas, Los Angeles and New Jersey Institutes; and opening of branch or satellite campuses in Long Beach, California, Scarborough (Toronto), Canada and Mississauga, Ontario. In addition, a satellite of the Atlanta DeVRY Institute is currently under construction in Alpharetta, Georgia and is scheduled to open in July 1997.

     - Integration of general and technical education. Each of DeVRY Institutes' programs is designed to integrate general and technical education. DeVRY Institutes' general education courses develop skills and competencies that help graduates enhance both their professional and personal capabilities. Laboratory courses throughout each curriculum provide the opportunity to translate classroom learning into practical, hands-on experience that better prepares the student for the workplace.

     - Quality of faculty. More than 80% of DeVRY Institutes' U.S. regular faculty hold advanced academic degrees. In 1996, the average compensation for DeVRY Institutes' U.S. faculty was approximately equal to the $48,500 average salary of faculty members at state-supported four-year institutions, as reported in a 1996 study by the College and University Personnel Association.

     - Additional learning resources. To facilitate student success, DeVRY devotes significant resources to libraries and academic support services which can assist students in any phase of their educational program. In addition, the DeVRY Institutes encourage students to participate in campus activities and offer a student success strategies course aimed at preparing students to assume responsibility for their learning and growth through practical strategies and methods for realizing success.

KELLER GRADUATE SCHOOL OF MANAGEMENT

     KGSM offers a practitioner-based graduate management program leading to a master's degree. In addition to the MBA program, which KGSM began offering in 1977, KGSM introduced a Master of Project Management ("MPM") degree program in 1991 and a Master of Human Resource Management ("MHRM") degree program in 1993. KGSM is one of only a few schools in the country offering a master's degree in project management. In September 1995, KGSM began offering a Health Services Management ("HSM") concentration within its MBA program. The HSM concentration includes five health services management courses within the 16 course MBA curriculum. This program is being offered in response to the growing demands of the health services industry and professionals in related fields such as the insurance or pharmaceutical industries. In February 1997, KGSM introduced a Master of Telecommunications Management ("MTM") degree program to meet the growing demand for expertise in that field. At the start of the November 1996 term, enrollment at KGSM was 4,011, an increase of 732 students or 22.3% from the November 1995 term.

     KGSM offers classes in the evenings and on weekends and emphasizes a practitioner orientation, excellence in teaching and service to working adults. KGSM's curricula are regularly reviewed for relevance to both students and employers through advisory councils composed of representatives of distinction and achievement in business and community affairs. KGSM faculty members are practicing professionals who bring their expertise to the classroom, emphasizing theory and practices that will best serve students in their work as managers. Critical competencies in areas such as business communications, technology, quality and international issues are woven throughout the curricula.

     KGSM offers five 10-week terms each year. Courses meet once a week, either in the evening or on Saturday. This schedule allows students with heavy travel or other demands on their time to more easily fit courses into their schedules. In addition, the Company believes that in most markets KGSM is able to offer greater flexibility in course scheduling, a greater choice of elective courses and a more convenient location than its competitors.

     From a base of six sites in Illinois and Wisconsin in 1987, KGSM classes are now offered at 19 locations. KGSM operates five of its teaching sites on DeVRY Institute campuses in Arizona, California, Georgia and Missouri and one site at the Company's corporate headquarters in Oakbrook Terrace, Illinois.

BECKER CPA REVIEW

     In June 1996, the Company acquired Becker CPA Review. Becker is a leading international training firm preparing students for the CPA exam and the CMA exam. Becker, which is headquartered in Los Angeles, offers classes at more than 140 locations in the United States and at 10 locations in the Middle East, Pacific Rim and Canada. Becker's proprietary course materials and teaching methods result in pass rates on the CPA exam for Becker students that are approximately double the national average pass rate. More than one-third of all students passing the CPA exam are Becker alumni, who now number over 200,000 since the course was founded in 1957. According to the most recently published data by the National Association of State Boards of Accountancy, the number of first time CPA exam takers has declined from approximately 46,100 who sat for the 1994 exams to approximately 43,300 who sat for the exams in 1995. Although the number of students taking the CPA exam has declined, the Company believes that Becker provides opportunities for growth through expansion to additional domestic and international locations, through synergies among Becker, KGSM and DeVRY Institutes and through new products and delivery methods.

CORPORATE EDUCATIONAL SERVICES

     To serve what the Company believes is a large and growing need for employee training, CES was created in 1991. CES offers customized professional services and training in business, project management, electronics and telecommunications. Conducted at customers' sites, CES programs emphasize the direct, practical application of business concepts, techniques and skills. The operations of CES have been aligned with KGSM, allowing CES to utilize the academic and operational infrastructure of KGSM's national system and to better link its clients to one of the largest applications-based education and training organizations in North America. CES draws on the faculty, staff and curriculum resources of the DeVRY Institutes and KGSM systems as needed.

CURRICULUM

     The DeVRY Institutes offer comprehensive undergraduate programs of study in six technology-based areas--electronics, electronics engineering technology, computer information systems, telecommunications management, accounting and business operations--each designed to teach the technical skills required for entry-level positions in these fields. Programs are offered in day and evening sessions throughout the entire year, in three 15-week semesters of instruction. Many students attend all three semesters per year on a full-time basis, which allows them to complete their education in less time than is possible at most other comparable degree-granting institutions.

     While many of the courses relate to the chosen field of study, the degree programs also integrate general education and business subjects such as English, economics, history, literature, psychology and public speaking across the curriculum. Laboratory work is a substantial component of each semester of instruction. Typical course materials include textbooks, journal articles, faculty-prepared outlines and articles and other materials typically used in higher education instruction.

     KGSM offers a practitioner-based graduate management program designed to enable students to qualify for administrative and managerial jobs. The program consists of core and advanced/elective courses. The core courses provide functional skills in accounting, finance, marketing, quantitative methods, information systems and business economics. Advanced courses allow students to obtain greater depth and breadth in the core areas and to explore other areas of interest. Advanced coursework is offered in accounting, finance, marketing, information systems, human resources management, health services management, telecommunications management, business planning and general management. Because the majority of KGSM's students are adults who work full-time, KGSM classes are offered in the evenings and on weekends in five 10-week terms during the year.

     Becker classes are conducted over a four- or five-month period ending the week before the CPA exam is administered in May and November. CMA review courses, which are approximately six weeks in length, are offered in May and November. Courses are designed to be highly interactive using instructors who work in the areas of financial accounting, auditing, tax and business law. Instructors, who are engaged on a part-time, as-needed basis, receive comprehensive training in applying the proprietary teaching methods that have made these courses so successful.

CURRICULUM DEVELOPMENT AND REVIEW

     The DeVRY Institutes' ability to attract and find employment for students depends on curriculum offerings that provide students with the knowledge and competencies sought by the business community. Given the rapid change in technology and business, the need to educate students in the most current applications of technology is especially critical. To meet this need, DeVRY Institutes has established two primary vehicles for curriculum development--the Continuous Curriculum Assessment and Improvement Process and the Standing Programmatic Curriculum Committees.

     The Continuous Curriculum Assessment and Improvement Process was developed in response to the accelerating pace of technological and business change. This approach allows DeVRY Institutes to reduce curriculum development cycle times while preserving the positive values of a periodic comprehensive review of each curriculum.

     The Standing Programmatic Curriculum Committees review curriculum suggestions synthesized from business and industrial consultant practitioners, based on the consultants' knowledge of technology, the business environment and the potential for employment after graduation. Recommended changes are referred to various curriculum product managers, campus academic management and faculty members for review prior to modification by selected faculty curriculum guide authors under the guidance of the appropriate curriculum product manager.

     The Company believes that future growth in enrollment at the DeVRY Institutes will come, at least in part, from the development of new programs that appeal to a diverse student population. The Company implemented bachelor's degree programs in telecommunications management, business operations and accounting, which have attracted more students, particularly women. The recently introduced bachelor's degree completion program offers a bachelor's degree in technical management to community college graduates with a technical background and to other associate degree holders, including DeVRY Institutes' electronics graduates. This program increases enrollment and enhances facility utilization at the DeVRY Institutes. The Company has also introduced KGSM programs at five DeVRY Institutes. The offering of KGSM and Becker programs, whose courses are taught primarily in the evening and on weekends, at the DeVRY Institutes' campuses, where the majority of classes are taught during the day, has resulted in increased enrollment and enhanced facility utilization.

     KGSM's curricula are regularly reviewed for relevance to both students and employers. Critical competencies for today's successful managers, in areas such as business communications, technology, ethics, quality and international business, are woven throughout the curricula.

     Becker CPA course materials are updated twice each year based upon the most recently administered exam and newly issued accounting pronouncements.

ADMINISTRATION AND EMPLOYEES

     Each DeVRY Institutes campus is managed by a president and has a staff of academic deans, career service and student service personnel and other professionals. Each campus also has an admissions director who reports to the Company's vice president of admissions. Each KGSM center is managed by a center director. The Company employs approximately 230 people, approximately 10% of its total work force, at its corporate headquarters in Oakbrook Terrace, Illinois, including KGSM management and staff. As of February 1997, the Company had approximately 2,500 regular full- and part-time employees. In addition, the Company employs approximately 1,200 students as faculty assistants and in other part-time positions. Becker is managed by an administrative staff headquartered in Los Angeles and by regional administrative staffs which support instructors and coordinate local recruiting efforts. None of the Company's employees is represented by a union. The Company believes that its relationships with its employees are satisfactory.

FACULTY

     Each DeVRY Institutes' campus president hires faculty members in accordance with criteria established by the Company and applicable state law. Most faculty members teaching in technical areas have related industrial experience. Faculty members are evaluated each semester based on student comments and observations by an academic dean. As of February 1997, there were over 630 full-time faculty members among all of the DeVRY Institutes' campuses. In addition, DeVRY Institutes engaged approximately 550 part-time, adjunct and visiting faculty, mostly in the evening programs. Approximately 80% of the DeVRY Institutes' faculty members hold advanced academic degrees. KGSM faculty members are practicing business professionals who are engaged by KGSM to teach on a course-by-course basis. Less than 10% of KGSM's instructors, excluding staff members who regularly teach, are full-time employees of KGSM. More than 90% of KGSM's faculty have advanced degrees. For its November 1996 term, KGSM classes were taught by over 170 faculty members. Becker's faculty, numbering nearly 500 each term, are primarily practicing professionals who teach part-time on a course-by-course basis.

STUDENT RECRUITING

     Students at the DeVRY Institutes are recruited by admissions representatives at on-campus admissions offices and by field student recruiters. Field student recruiters are an important nationwide element of the recruiting process because a significant portion of the DeVRY Institutes' students come from outside the immediate area in which the DeVRY Institute campus they attend is located. The percentage of enrollment coming from these two recruiting sources varies by campus but is predicated largely on each school's location. Overall, admissions representatives currently generate over 66% of the DeVRY Institutes' total enrollments. The DeVRY Institutes employ approximately 380 admissions representatives and field recruiters throughout the United States and Canada. In order to recruit students in certain states and Canadian provinces, representatives and recruiters must be licensed or authorized by the appropriate regulatory agency. Regulations governing student participation in federal financial assistance programs prohibit an institution from paying a commission, bonus or incentive to the Company's representatives and recruiters based upon their success in securing enrollments. The Company believes that its method of representative and recruiter compensation complies with the regulations.

     The admissions representatives are salaried, full-time Company employees. They are located at each DeVRY Institutes campus and work with potential applicants who learn of the school through the Company's advertising or by other means. Admissions representatives generally work with older students, many of them working adults wanting to attend class in the evening, recently unemployed adults seeking to improve their job skills as a way to re-enter the workforce and students transferring to DeVRY Institutes from nearby junior colleges. Each DeVRY Institute has entered into agreements with nearby community colleges to facilitate the enrollment of their students seeking to transfer course credits to a DeVRY Institutes' program. Over 20% of new students recently enrolled at the DeVRY Institutes had some prior college experience.

     Field student recruiters are salaried, full-time Company employees who are trained by both field managers and headquarters-based staff. Field student recruiters meet individually with prospective students who are contacted primarily through high school, club and youth group presentations. These student recruiters visited over 10,000 high schools in North America in fiscal year 1996, making presentations on career choices and the importance of a college education. Field recruiters also receive student inquiries generated by direct mail and television advertising in the particular recruiter's territory. Follow-up interview sessions with prospective students are generally held in the student's home with the student and his or her parents. The continued downsizing of the U.S. military and recent base closings also present recruiting opportunities. Veterans with military-specific technical training are attracted to DeVRY Institutes' practical career-oriented education. Numerous new students with V.A. benefits have enrolled at the DeVRY Institutes over the past several years.

     In support of its recruiting force, the DeVRY Institutes advertise on television and radio, in magazines and newspapers, and utilize telemarketing and direct mail to reach prospective students. Prospective students are also frequently referred by their employers, alumni or currently enrolled students. In addition to the more traditional recruiting methods, DeVRY Institutes' Internet site provides another avenue for students to receive information and apply for admission.

     KGSM recruits students through direct mail, radio advertising, telemarketing, print advertising and referrals from employers, alumni and current students. KGSM employs on-campus admissions representatives at each teaching center who meet with, counsel and evaluate admission qualifications of prospective students.

     Becker markets its courses directly to potential students and to some of their employers (e.g., Big Six accounting firms). Alumni referrals, direct mail, print advertising and a network of on-campus recruiters at colleges and universities across the country generate the new students who take the CPA or CMA review courses, which are offered twice each year. Becker enrolls many students who have previously completed a competitor's course or a self-study program but were unable to pass the exam.

ADMISSIONS CRITERIA

     To be admitted to a DeVRY Institutes program in the United States, an applicant must be a high school graduate, have a General Education Development
(GED) certificate or hold a degree from an accredited postsecondary institution. In Canada, an applicant must either be a high school graduate or meet "mature student" criteria. Applicants must also meet minimum entrance examination scores which vary depending on the program to which they are applying. In 1996, the DeVRY Institutes implemented a Computerized Placement Test ("CPT") designed in collaboration with The College Board and Educational Testing Service. This exam helps DeVRY Institutes better serve the needs of its students by allowing DeVRY Institutes to assess students' achievement levels and developmental needs during the admission process.

     To be admitted to a KGSM program, applicants must hold a degree from a U.S. institution that is accredited by or in candidacy status with a regional accrediting agency. Foreign applicants must hold a degree recognized to be equivalent to a U.S. bachelors' degree. Applicants must also achieve acceptable scores on either the Graduate Management Admission Test (GMAT), the Graduate Record Examination (GRE) or KGSM's alternative admission test. Admission decisions are based on evaluation of a candidate's academic credentials, entrance test score and personal interview.

STUDENT RETENTION

     As is the case at most higher education institutions, some students at the DeVRY Institutes end their studies for personal, financial or academic reasons. In an effort to increase the rate of student retention, the Company has implemented management programs by which the campus presidents and academic deans are evaluated, in part, on the basis of the percentage of students who complete each semester. The Company has also developed courses and supplemental programs to assist students in their studies at the DeVRY Institutes. Among them is an orientation course taught to students in their first semester, in addition to their regular academic schedule, which deals with both academic and nonacademic problems frequently encountered by students. Also, developmental mathematics, language skills and reading comprehension courses are offered for students whose entrance or placement exam scores indicate a need for academic support in these areas. Most importantly, working with The College Board and Education Testing Service, the Company has adopted a CPT that is used to screen students and help to more accurately determine their ability to succeed and assess their developmental needs upon admission to the DeVRY Institutes.

     KGSM has established a student monitoring program to retain its students, who are typically adults with substantial outside commitments. Under this program, every first-, second- and third-term student at KGSM is contacted and counseled every term about results of courses completed and recommended future courses. Similarly, academically eligible former students who do not return for the subsequent term are contacted and encouraged to resume their education. Additionally, KGSM's decentralized system of small centers enables KGSM to focus on building a personal relationship with each student.

TUITION AND FEES

     Effective with the spring 1997 term, the DeVRY Institutes' tuition in the United States for two semesters (one academic year) will range from $6,940 to $7,015, an increase of approximately 5.5% from spring 1996. Variations in tuition depend on term of enrollment. Students enrolled on less than a full-time basis are charged somewhat lower tuition. Based upon current tuition rates, for a student enrolled in the DeVRY Institutes' five-term electronics technician program, total tuition cost would be $17,425. For a student enrolled in the eight-term accounting program, total tuition cost would be $27,835. For a student enrolled in the nine-term Electronics Engineering Technology program, total tuition cost would be $31,305. A national survey of tuition released in the fall of 1995 by The College Board reported that annual tuition and fee increases adopted by publicly supported and independent four-year institutions averaged approximately 6.0% for the 1995-96 academic year. Effective with the spring 1997 term, tuition in Canada will increase to $6,380 (CDN) for the two-semester period, an increase of approximately 6.0% from spring 1996. KGSM tuition per course (four quarter credit hours) ranges from $905 to $1,110, depending on the state in which the student is enrolled. This compares to tuition rates from $855 to $1,050 in 1996. The price of the complete Becker CPA review course is $1,435, which includes an enrollment fee. The price of the complete Becker CMA review course is $1,155, which also includes an enrollment fee. In addition to the tuition amounts described above, students at the DeVRY Institutes and KGSM must purchase textbooks and supplies as part of their educational program.

     If a student leaves school prior to completing a term, federal, state and provincial regulations and accreditation criteria permit the Company to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student. Amounts received by the Company in excess of such set percentage of tuition are refunded to the student or the appropriate funding source.

CAREER SERVICES

     The Company believes that the employment of its graduating students is essential to its ability to attract new students. At the DeVRY Institutes, there were more than 44,400 graduates over the ten-year period ending June 1996 who were eligible for career services assistance (i.e., excluding graduates who continued their education, students from foreign countries not legally eligible to work in the United States, etc.). Of the more than 42,000 graduates who actively pursued employment or were already employed, 92.4% held positions in their chosen fields within six months of graduation. Each DeVRY Institute has career services staff working with students in the areas of career choice activity, resume preparation and job interviewing. The staff also maintains contact with local and national employers to determine job opportunities and arrange interviews. The DeVRY Institutes have recently formed a strategic alliance with Alternative Resources Corporation ("ARC"). ARC is a leading provider of technical staffing, whose 50 local offices can provide DeVRY Institutes' students with educational and career-enhancing opportunities ranging from student internships to full-time employment opportunities in the computer information services and telecommunications management fields for DeVRY Institutes graduates. This alliance enhances DeVRY Institutes' ongoing career services activity and complements the Company's commitment to providing quality career-oriented programs in business and technology.

     DeVRY Institutes attempts to gather accurate data on the number of its graduates employed within six months following graduation in an industry or field that relates to their education. To a large extent, the reliability of such data is dependent on the information that graduates report to DeVRY Institutes.

     Full and part-time U.S. degree and diploma program graduates for the three classes which ended in fiscal year 1996, and for the three classes which ended in fiscal 1995, were employed in their chosen field within six months of graduation, based on data reported to the DeVRY Institutes, as follows:

           THE U.S. DEVRY INSTITUTES' GRADUATE EMPLOYMENT STATISTICS

                                         NUMBER OF GRADUATES                               PERCENT OF GRADUATES WHO
                                         WHO ACTIVELY PURSUED    NUMBER OF GRADUATES     ACTIVELY PURSUED AND OBTAINED
                         NUMBER OF NET    EMPLOYMENT OR WERE    EMPLOYED IN EDUCATION-     EMPLOYMENT AND THOSE WHO
                         GRADUATES(1)    ALREADY EMPLOYED(2)      RELATED POSITIONS        WERE ALREADY EMPLOYED(2)
                         -------------   --------------------   ----------------------   -----------------------------
Fiscal 1996
  Graduating Classes
  (10/95, 2/96,
  6/96)................      4,154              4,075                   3,910                        96.0%
Fiscal 1995
  Graduating Classes
  (10/94, 2/95,
  6/95)................      4,129              4,018                   3,837                        95.5%


                          PERCENT OF
                         NET GRADUATES
                          EMPLOYED(1)
                         -------------
Fiscal 1996
  Graduating Classes
  (10/95, 2/96,
  6/96)................      94.1%
Fiscal 1995
  Graduating Classes
  (10/94, 2/95,
  6/95)................      92.9%

-------------------------
(1) Net graduates exclude students continuing their education, students from foreign countries who are legally ineligible to work in the United States and students ineligible for employment because of extreme circumstances.

(2) Does not include students who actively pursued employment for less than six months and did not obtain employment.

     The majority of employers of the DeVRY Institutes' graduates are in the electronics or information processing industries. The Company believes that no single employer has hired more than 5% of the DeVRY Institutes' graduates in recent years. Major employers of the DeVRY Institutes' graduates include the following companies: Andersen Consulting, Applied Materials, AT&T, Cellular One, Eastman Kodak, EDS, General Electric, IBM, INTEL, Motorola and Sprint.

     KGSM maintains a career services office to assist current and past graduates. This office offers a full range of services designed to enhance each individual's career development skills and is available to graduates, at no charge, on a lifetime basis.

OTHER STUDENT SERVICES

     The DeVRY Institutes also provide the following student services:

     Student activities. DeVRY Institutes' students can participate in a wide range of activities and organizations. Professional organizations that are active at many of the DeVRY Institutes include the Institute of Electrical and Electronics Engineers, the Data Processing Management Association, the Instrument Society of America and several professional fraternities. In addition, the DeVRY Institutes provide curriculum-related organizations, such as computer and ham radio clubs and a variety of intramural sports.

     Housing. While the DeVRY Institutes do not own any student housing, the DeVRY Institutes provide referral housing and rent directly or guarantee rents on apartments, including fully furnished units, for students who want to attend a DeVRY Institute but do not live in the area.

     Advising. Students at each of the DeVRY Institutes are assisted with problems relating to coursework, career plans, the financing of their education and other personal matters. Each campus has a new student coordinator to assist out-of-town students prior to the first day of class. Faculty members also meet with students to discuss any problems the students may be having in their coursework.

     Part-time employment. The DeVRY Institutes Student Employment Office helps students find part-time work while they are attending school. The majority of DeVRY Institutes' students work part-time; however, many part-time jobs are not in students' career fields because such positions can often only be filled by individuals who have completed the required specialized education. DeVRY Institutes' career services staff help upper-term students find career-related part-time jobs through the Cooperative Education ("Co-op")

Program. Co-op positions are limited in number and are generally available only to students with above-average academic records.

     On-campus jobs. The DeVRY Institutes employ approximately 1,200 students on campus as faculty assistants and in various other positions. Some of these jobs utilize skills which involve the students' fields of study.

ACCREDITATION AND APPROVALS

     Accreditation is a process for recognizing educational institutions and the professional programs offered by those institutions for a level of quality that entitles them to the confidence of the educational community and the public they serve. In the United States, this recognition is extended primarily through nongovernmental, voluntary, regional or specialized accrediting associations. Accredited institutions are subject to periodic review by accrediting bodies to ensure that these institutions maintain the level of performance, evidence institutional and program improvement, demonstrate integrity and fulfill requirements established by the accrediting body.

     Although regional accreditation in the United States is a voluntary process designed to promote educational quality and improvement, it is an important strength of the DeVRY Institutes, providing significant advantages over most other for-profit colleges. College and university administrators depend on the accredited status of an institution in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of an institution when evaluating a candidate's credentials, and parents and high school counselors look to accreditation for assurance that an institution meets quality educational standards. Moreover, accreditation is necessary for students to qualify for eligibility for federal financial assistance. Also, most scholarship commissions restrict their awards to students attending accredited institutions.

     The DeVRY Institutes and KGSM are each accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools, the same agency that accredits other four-year publicly supported and independent colleges and universities in the North Central region. The DeVRY Institutes and KGSM accreditations were last reaffirmed by the North Central Commission in 1992 for the maximum 10-year period. An interim progress monitoring visit is scheduled for the DeVRY Institutes in May 1997.

     Accreditations of the DeVRY Institutes and KGSM in the United States and of the DeVRY Institutes in Canada are as follows:

                                 UNITED STATES
              ---------------------------------------------------

- Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools

- Technology Accreditation Commission of the Accreditation Board for Engineering and Technology (DeVRY's Electronics Engineering Technology Bachelor of Science Degree program and, at the New Jersey campus, the Electronics Engineering Technology Associate in Applied Science Degree program)
                                     CANADA
              ---------------------------------------------------

- Canadian Technology Accrediting Board (DeVRY/Calgary's Electronics Engineering Technology and Electronics Engineering Technician programs)

     In Canada, the Company is also in the process of seeking re-affirmation of its accreditation from the Canadian Technology Accrediting Board for its Toronto-area campuses' Electronics Engineering Technology and Electronics Engineering Technician programs.

     In the United States, each DeVRY Institute is approved to grant associate and bachelor's degrees by the respective state where it is located. In New Jersey, however, authorization is only at the associate degree level for three programs--electronics engineering technology, computer information systems and telecommunications management. Students at the DeVRY Institute, North Brunswick, are encouraged, upon completion of their associate degrees, to transfer to other DeVRY Institutes to complete bachelor's degree requirements.

     In June 1996, the New York Board of Regents Commission on Higher and Professional Education voted to grant permission to establish a DeVRY Institutes' campus in the New York City area with authority to grant certain bachelor's and associate degrees. The Company has begun a search for an appropriate facility for this campus.

     Under current Canadian law, the Canadian DeVRY Institutes are not permitted to grant degrees. However, students at the Canadian Institutes are allowed to transfer to DeVRY Institutes in the United States to complete their degree requirements. In 1995, the Alberta Department of Advanced Education, the State of Arizona and the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools approved the DeVRY Institute in Phoenix to offer its bachelor of science degree-completion program on the Calgary campus. This allows students attending classes at the Calgary campus to complete their degree studies without relocating to a campus in the United States. Students attending one of the Toronto-area campuses may transfer to Calgary to participate in this program rather than transferring to a campus in the United States.

     KGSM is authorized to operate and award degrees under authority of the Illinois Board of Higher Education, the Georgia Nonpublic Postsecondary Education Commission, the Wisconsin Educational Approval Board, the Arizona State Board for Private Postsecondary Education, the Missouri Coordinating Board for Higher Education, the California Council for Private Postsecondary and Vocational Education and the Virginia Council of Higher Education.

STATE AND PROVINCIAL APPROVAL AND LICENSING

     Authorizations from state or provincial licensing agencies or ministries are required to recruit students, operate the Company's schools and grant degrees. Many states and provinces require for-profit postsecondary education institutions to post surety bonds for licensure. The Company has posted approximately $4.3 million of surety bonds with state and local regulatory authorities and approximately $1.0 million (CDN) of surety bonds with regulatory agencies in Canada and believes it is currently in material compliance with state and Canadian provincial regulations. Certain states have set standards of financial responsibility beyond those prescribed by federal regulation. For example, fiscal tests adopted by the California legislature (as discussed more fully below) and similar regulations adopted or proposed by other state regulators may place the Company in future non-compliance under certain state regulations. If the Company were unable to meet these tests and could not otherwise demonstrate that it was financially responsible, it could be required to cease operations in a particular state. To date, the Company has successfully demonstrated its financial responsibility where required.

     In January 1991, the State of California adopted legislation that requires private, postsecondary educational institutions to meet certain fiscal tests in order to continue operating in the state. These fiscal tests include three requirements: (i) not having an operating loss in each of an institution's two most recent fiscal years; (ii) having positive net worth in its latest fiscal year; and (iii) maintaining a ratio of current assets to current liabilities of 1.25:1 or greater. The Company has achieved two of the required fiscal tests but has not maintained the ratio of current assets to current liabilities of 1.25:1, because the Company believes that maintaining such a ratio would be an inefficient use of its assets. At June 30, 1996, the Company had a ratio of current assets to current liabilities of 1.17:1. The California Council for Private Postsecondary and Vocational Education (the "California Council") also has discretion under this statute to allow an educational institution to continue operating, even if it does not satisfy the financial tests, if the institution can demonstrate that it has maintained sufficient financial resources to sustain all of its promised educational services. The Company believes that at June 30, 1996 it had satisfactorily demonstrated to the California Council its financial strength and ability to continue to operate. In connection with granting authority for continued operations, California law also requires an on-site visit to all postsecondary institutions having accreditation from a regional accrediting association other than the Western Association of Colleges and Schools. The California Council conducted a visit to the California campuses in August 1996 and recently issued its report, granting approval for continued degree-granting operation for the maximum five-year period.

FINANCIAL AID AND FINANCING STUDENT EDUCATION

     Students attending the DeVRY Institutes finance their education through a combination of family contributions, individual resources (including earnings from full- or part-time employment), financial aid (including Company-provided financial aid) and tuition reimbursement from their employers. The recent temporary restoration of the tax exemption for undergraduate education employer tuition reimbursement is a benefit to some DeVRY Institutes students, mainly those working adults attending its part-time evening programs who receive partial or full tuition reimbursement.

     The Company believes that approximately 79% of the U.S. DeVRY Institutes' students receive some government-sponsored financial aid and that a similar percentage of the students attending the Canadian DeVRY Institutes receive some government-sponsored financial assistance. The Company believes that between 10% and 15% of KGSM's students receive some government-sponsored financial aid. In addition, a substantial number of KGSM students receive tuition reimbursement from their employers. Students attending the Becker CPA or CMA review courses are not eligible for financial aid but many of them receive partial or full tuition reimbursement from their employers.

     The DeVRY Institutes assist their undergraduate students in locating part-time employment. Data from the National Center for Education Statistics indicates that in 1993, almost half of all full-time college students between the ages of 16 and 24 were employed. The Company believes that a substantially greater percentage of its full-time students are employed to help finance their costs of education.

     On the basis of a financial aid application completed by the student and the student's family, the DeVRY Institutes develop an assistance package for students who require financial aid. Government-sponsored financial aid is of great importance to the Company because approximately 68% of the DeVRY Institutes' U.S. tuition, book and fee revenues collected in fiscal 1996 were dependent on some form of such financial aid received by its students. In fiscal 1995, approximately 69% of revenues collected were dependent on financial aid.

     The government-provided financial aid and assistance programs in which many of the Company's students participate are subject to political and budgetary considerations. There is no assurance that government funding for the financial aid programs in which the Company's students participate will be maintained at current levels. A reduction in funding levels to financial aid programs could result in lower enrollments and/or an increased amount of Company-provided financial aid to its students.

     Extensive and complex regulations in the United States and Canada govern all of the government grant, loan and work programs in which the Company and its students participate. Regulations and standards that an institution must satisfy in order for its students to participate in federal financial assistance programs include, among others, maximum student loan default rates; limits on the proportion of an institution's revenue that can be derived from federal aid programs; financial responsibility and administrative capability requirements; and prohibition of certain types of incentive payments to student recruiters. At June 30, 1996, the Company achieved an operating profit, positive net worth, a "quick ratio" (cash plus accounts receivable to all current liabilities) in excess of the federal minimum of 1:1 and maintained the required cash reserve for the payment of refunds. This fully satisfied the standards of financial responsibility established by the U.S. Department of Education for participation in federal financial assistance programs. Similarly, the Company fully satisfied the standards of financial responsibility at June 30, 1995 and 1994. Failure to achieve these standards or otherwise demonstrate, in conformity to the regulations, its ability to continue to provide the educational services it offers could result in the Company being required to post a surety bond to permit its students to continue to participate in federal financial assistance programs.

     The Company maintains a staff at its Oakbrook Terrace headquarters to review, interpret and establish procedures for compliance with these regulations. Because U.S. financial assistance programs are required to be administered in accordance with the standard of care and diligence of a fiduciary, any regulatory violation could be the basis for the initiation of a suspension, limitation or termination proceeding against the Company. In addition, changes in or new interpretations of applicable laws, rules or regulations could have a material adverse effect on the Company in the future. Although the Company has no reason to believe that any proceeding against the Company is presently contemplated, if such a proceeding were initiated against the Company and resulted in a substantial curtailment of the Company's participation in government grant or loan programs, the Company could be materially adversely affected.

     In the United States, the Company has completed and submitted all required audits of compliance with federal financial assistance programs. The Department of Education conducted a site visit in August 1996 at the DeVRY Institutes' North Brunswick, New Jersey, campus as a part of its program of periodic review of the administration of student financial assistance programs. The visit was satisfactorily concluded without further follow-up or action.

     DeVRY Institutes' Toronto-area campuses were notified at the end of August 1995 that the Ontario Ministry of Education and Training had temporarily suspended the processing of new financial aid applications from DeVRY Institutes' students pending review of inaccuracies found in applications filed by some students. The Ministry believed that some of DeVRY Institutes' Toronto-area students applied for and collected what might be excessive government-sponsored financial aid by inappropriately reporting that they had "zero income." A Ministry audit of the administration of financial aid at DeVRY Institutes' Toronto area campuses, with the Company's full cooperation, began in September 1995 and is still in progress. In order to restore financial aid eligibility, the Company refunded to the Ministry approximately $1.7 million
(CDN) for the 1995-1996 academic year, which the Company believes is substantially all of the financial aid previously inappropriately disbursed to such "zero income" students for this time period, and posted a letter of credit for $2.0 million (CDN) against possible additional amounts that may have been inappropriately disbursed, as determined by the Ministry audit. Effective with the spring 1996 term, which began in March 1996, the Ministry conditionally reinstated approval for the processing of financial aid applications. As a consequence, results of operations for the Company's Canadian operations were materially adversely affected. See Note 9 to the Consolidated Financial Statements. Full unconditional reinstatement is subject to the Ministry appointed auditor's completion of its audit and verification of the Company's compliance with financial aid processing regulations.

     The following is a description of the U.S. and Canadian financial aid programs in which the Company's students participate:

     United States Government Financial Aid Programs

     The following U.S. Department of Education financial aid programs under Title IV of the Higher Education Act are utilized by the Company's students in the United States: (i) Federal Pell Grants ("Pell"), (ii) Federal Supplemental Educational Opportunity Grant ("SEOG"), (iii) Federal Family Education Loan Program ("FFELP"), (iv) Federal Perkins Direct Student Loan program ("Perkins"),
(v) Federal Work Study ("FWS") and (vi) William D. Ford Federal Direct Student Loan Program ("FDSL").

          Grants. Grants are funds made available by the government to eligible students who demonstrate financial need. Grants do not have to be repaid. Some of the Company's students are eligible to participate in the Pell and SEOG grant programs, which are programs for undergraduate students. Eligible students receive a Pell grant ranging in amount from $400 to $2,470 per year. SEOG is a supplement to the Pell grant, available to only the neediest students because SEOG funds are limited in amount at each institution based upon a federally determined formula. In addition to these federal assistance funds, DeVRY Institutes is required to make a 25% institutional matching contribution of all SEOG funds disbursed. The institutional matching contribution may be satisfied, in whole or in part, by the DeVRY Institutes scholarship funds, discussed separately in this section, or by externally provided scholarship grants.

          Loans. Students at the DeVRY Institutes participate in the Stafford and PLUS programs within the FFELP and in the Perkins loan program. Stafford loans may include an interest subsidy depending upon the financial need of the student, and loan repayment is scheduled to begin six months after a student no longer attends school on at least a half-time basis. In 1996, over 80% of the financial aid received by students attending the Company's U.S. DeVRY Institutes was provided by federal student loans. Students at KGSM participate in FDSL, which represents 100% of the Federal financial aid received by these students.

          In 1993, Congress passed legislation creating the new Direct Student Loan Program. Under this program, students may complete all loan application and processing steps at their educational institution. Besides the benefit of one-stop processing, which can be done at the institution in conjunction with the application for aid under other programs, this loan program offers other benefits to student borrowers such as income-based repayments, lower loan fees and lower loan interest rates. For the 1994-95 school year, the DeVRY Institute Addison was one of only 104 institutions in the nation chosen by the Department of Education to pilot the implementation. For the 1995-96 school year, four additional DeVRY Institutes and KGSM were chosen for participation. The U.S. Congress has considered various proposals to eliminate this program or to cap loans made under this program at some percentage of all federal student loans until there is more experience with its success and realized cost savings.

          Work Study. FWS wages are 75% paid from federal funds and 25% from qualified employer funds. Work opportunities, both on or off-campus, under FWS are offered on a part-time basis by the U.S. DeVRY Institutes to undergraduate students who demonstrate financial need.

     State Financial Aid Programs

     State grant assistance may be received by eligible students attending DeVRY Institutes in Arizona, California, Georgia, Ohio and New Jersey.

     Canadian Government Financial Aid Programs

     Canadian students, other than students from Quebec, are eligible for loans under the Canada Student Loan Plan, which is financed by the Canadian government but administered at the provincial level. Canadian Student Loans are available to students who are Canadian citizens or a permanent resident of Canada enrolled at approved postsecondary institutions. Students from Quebec are eligible for loans under the Quebec Student Loan Plan. The loans are interest-free while the student is in school and repayment begins six months after the student leaves school. All other forms of government financial aid in Canada, both loans and grants, are financed and administered by the provinces.

     Company-Provided Financial Assistance

     The Company's EDUCARD Plan is available to students attending the U.S. DeVRY Institutes. The EDUCARD Plan is an installment loan program designed to assist students unable to completely cover educational costs with student and family contributions, federal and state grants and loans. The installment loan feature of the EDUCARD Plan is available to a student only after other student financial assistance has been applied toward the payment of tuition, books and fees and is available only for those purposes. Repayment of EDUCARD Plan balances is worked out in accordance with the financial circumstances of the particular student, but is typically on a monthly basis with all balances required to be paid within 12 months following a student's graduation or termination of study. The receivable balance related to Company-provided financial aid at the U.S. DeVRY Institutes at June 30, 1996, the end of the most recently completed fiscal year, was approximately $10.8 million. Improved timeliness in financial aid processing and the collection of student-owed balances maintained this receivable at approximately the same amount owed by students at June 30, 1995 under the EDUCARD Plan, although the number of enrolled students and tuition revenues increased from the prior year. Amounts owed by students under the EDUCARD Plan are subject to a monthly interest charge of 1.0% of the average outstanding balance.

     In addition to the student financial assistance provided by the EDUCARD Plan, the DeVRY Institutes Scholarship Competition annually offers merit-based scholarships. The U.S. DeVRY Institutes offered 30 full-tuition and 90 half-tuition scholarships to 1995/96 high school graduates. Each scholarship covers the application fee and tuition for one of DeVRY Institutes' degree programs. The total value of these scholarships was over $2.0 million. Similar scholarship offers have been made to high school graduates in previous years and are expected to be offered in the future. To attract students who attend community or junior colleges, the U.S. DeVRY Institutes annually offers 36 half-tuition scholarships, valued at more than $500,000, to students who graduated from an accredited community/junior college in 1994 or later. In Canada, the DeVRY Institutes annually offers 7 full-tuition and 14 half-tuition scholarships valued at more than $300,000 (CDN) to high school graduates. The DeVRY Institutes have also provided funds in the form of institutional grants which help students most in need of financial assistance.

85/15 RULE

     The "85/15 Rule" affects only for-profit postsecondary institutions, such as the Company. Under this federal regulation, students attending a for-profit institution that derives more than 85% of its revenues from federal financial assistance programs in any year will not be able to participate in these programs for the following year. This regulation is commonly referred to as the 85/15 Rule. Each of the campuses of DeVRY Institutes (except for the Long Beach, California Institute, which currently operates as an additional location of the Pomona, California, Institute) and KGSM is established as a separate institution under the HEA provisions and must separately meet the criteria for the 85/15 Rule and for loan default rates. In fiscal 1995, the U.S. DeVRY Institutes derived approximately 69% of its revenues from these defined federal assistance programs. In fiscal 1996, DeVRY Institutes derived approximately 68% of its revenues from these programs and no institute within the DeVRY Institutes' system derived more than 78% of its revenues from these programs.

STUDENT LOAN DEFAULTS

     The Company believes that in 1996, federal student loans represented more than 80% of the federal aid received by students at the U.S. DeVRY Institutes and 100% of the federal aid received by students at KGSM. A substantial majority of these student loans is provided under the FFELP and FDSL programs. For a variety of reasons, high student loan default rates on federal student loans are most often found in proprietary institutions, institutions having large minority populations and community colleges, all of which tend to have a higher percentage of low income students enrolled than do four-year publicly supported and independent colleges and universities. In 1989, the U.S. Department of Education instituted strict regulations that penalize educational institutions with high student loan default rates. These regulations were further tightened by the 1992 HEA. Any individual institution with a FFELP or FDSL cohort default rate ("cohort default rate") exceeding 20% for the year is required to develop a default management plan meeting specified federal standards in order to reduce defaults, although the institution's operations and its students' ability to utilize student loans are not restricted. Due to the recent introduction of the FDSL program, no default rates for this program have yet been reported. Any individual institution with a cohort default rate of 25% or more for three consecutive years is ineligible for participation in these loan programs and cannot offer student loans administered by the U.S. Department of Education for the fiscal year in which the ineligibility determination is made and for the two succeeding fiscal years. In addition, students attending an institution whose cohort default rate has exceeded 25% for three consecutive years will be ineligible for Pell grants. Any institution with a cohort default rate of 40% or more in any year is subject to immediate limitation, suspension or termination proceedings from all federal aid programs. No DeVRY Institute has ever had a cohort default rate of 25% or more for three consecutive years nor a cohort default rate of 40% or more in any one year.

     The Company carefully monitors its students' loan default rate. To help reduce student loan default rates, the Department of Education requires that all educational institutions wait 30 days before disbursing funds to first-time, first-year undergraduates to prevent potential early-term dropouts from defaulting on their loans. Students who leave school in the early part of their educational program typically default on their loans at a higher rate than those students who remain and complete the course. Another significant factor in controlling student loan default rates is the servicing and collection efforts by lenders and guaranty agencies. The Company assists the efforts of these lenders and agencies by contacting its students who are delinquent in their loan repayments and advising them of their responsibilities and rights to deferments or collection forbearance if they are eligible. According to reports by the U.S. Department of Education, the Company's schools had cohort default rates for 1994 (the latest year for which statistics are available) ranging from 1.5% to 25.1%.

The Company's systemwide cohort default rate was approximately 17.6% for 1994. The reported rates for 1994 reflect the proportion of former students who were due to begin repaying their loans during that year but who were in default by the end of 1995. For 1993, the Company's weighted average cohort default rate was 18.6%. Cohort default rates are subject to revision by the Department of Education as new data becomes available and are subject to appeal by schools contesting the accuracy of the data. Upon review of the calculations of the cohort default rates for DeVRY Institutes, the Company discovered errors and exceptions. The Company has requested that the Department of Education recalculate the cohort default rate for 1994.

     Only one of the DeVRY Institutes had a cohort default rate greater than 20% for 1994. That Institute, whose cohort default rate was reported at 25.1% has initiated a default management plan and has requested that the Department of Education recalculate its cohort default rate based upon its belief that erroneous data was included and resulted in an overstatement of the reported cohort default rate. This same Institute had a cohort default rate of 26.6% for 1993 and a cohort default rate of 22.5% for 1992. If this Institute were to have a cohort default rate above 25.0% for fiscal 1995 (preliminary results for which are expected to be available in spring 1997), this Institute would lose its eligibility to participate in student loan programs and the Pell grant program. Default rate reduction initiatives are underway at each Institute. No DeVRY Institute is currently subject to any restrictions or termination under these student loan programs.

     Students who attend the U.S. DeVRY Institutes also participate in the Federal Perkins loan program. This program provides low interest educational loans to students who demonstrate exceptional need. Funding for this program is provided, in part, by the Department of Education and, in part, by the participating institution. As loans are repaid, the principal and interest from these repayments is returned to the pool of funds available for future loans to students at that institution. The program, including the responsibility for collection of outstanding loans, is administered by the institution. Any institution with a Perkins loan cohort default rate exceeding 15% must establish a default reduction plan. Any institution with a Perkins loan cohort default rate between 20% and 30% will receive a reduced annual federal contribution to the program. If the Perkins loan cohort default rate exceeds 30%, the institution will not receive any new federal contribution to the program. However, new loans to eligible students may continue to be made from the pool of funds created by monthly repayments on previous loans. The DeVRY Institutes reported Perkins loan default rates for 1995 (the latest year for which statistics are available) ranging from 15.6% to 34.0%. The U.S. DeVRY Institutes weighted average Perkins loan cohort default rate was 25.9%. For 1994, the Perkins loan cohort default rates ranged from 10.8% to 27.0% and the U.S. DeVRY Institutes weighted average Perkins loan cohort default rate was approximately 20.5%. A portion of the increase in the 1995 default rates results from regulatory changes in the default rate calculation which now includes as defaults some loans previously considered to be not in default. For 1996, the Company expects that some of these calculation revisions will be rescinded resulting in lower reported default rates. Student counseling and additional collection efforts are being implemented to reduce these default rates.

SEASONALITY

     The Company's business is somewhat seasonal, varying according to the enrollment periods throughout the year. Highest enrollment and revenues at the DeVRY Institutes and KGSM typically occur during the fall back-to-school period which corresponds to the second and third quarters of the Company's fiscal year. Slightly lower enrollment is experienced in the spring and the lowest enrollment occurs during the summer months. Becker experiences higher enrollments for its courses beginning in June and July leading to the fall CPA exam than for its courses beginning in December and January leading to the spring CPA exam.

     Results of operations reflect this seasonal enrollment pattern and the pattern of student recruiting activity costs that precede the start of every term. Revenues, income before interest and taxes and net income by quarter for each of the past two fiscal years are included in Note 10 to the Consolidated Financial Statements.

TRADEMARKS AND SERVICE MARKS

     The Company uses a number of trademarks, including "DeVRY Institute of Technology," "Becker CPA Review" and variants thereof. All trademarks, service marks and copyright registrations associated with the business are registered in the name of the Company or one of its subsidiaries and expire over various periods of time. The Company vigorously defends against infringements of its trademarks, service marks and copyrights.

COMPETITION

     The postsecondary education market, composed of approximately 7,000 universities, colleges and schools, is highly fragmented and competitive with no single institution having a significant market share. The Company believes that it is one of the largest private, degree-granting, regionally accredited, higher education school systems in North America. The DeVRY Institutes compete with traditional publicly supported and independent two-year and four-year colleges, other for-profit schools and alternatives to higher education, such as employment and military service. Publicly supported colleges may offer programs similar to those of the DeVRY Institutes at a lower tuition level due to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to for-profit schools. Tuition at independent not-for-profit institutions is, on average, higher than the tuition at the DeVRY Institutes. Other for-profit schools offer programs that compete, to a limited extent, with those of the DeVRY Institutes. According to Company surveys of prospective students, the most common alternative to attending a DeVRY Institute is attending a four-year college. Other frequently cited alternatives are keeping or seeking a full-time job, attending another career-oriented school or joining the military.

     KGSM competes with other MBA programs offered in all markets in which it has operations. In the Chicago area, there are currently over 20 MBA programs. Nationwide there are more than 700 graduate business programs. Competition with KGSM's MHRM program varies by the market area in which it is offered but is generally more moderate than competition for the MBA program. KGSM is one of only a few schools in the country offering a master's degree in project management, but increasing interest in this field is beginning to attract similar offerings.

     Becker competes with CPA exam preparation through self-study, with courses offered by colleges and universities and with other training companies, most of which operate on a local or regional basis, although at least one training company competitor operates nationally. Courses offered by competitors generally have a lower total course cost to help attract students. Becker differentiates itself from its competitors by providing more classroom hours of instruction, extensive and constantly updated review and practice test materials and experienced, qualified instructors for each area of specialty included in the exam. The high success rate of students who take the Becker review course and the numbers of students enrolling after taking other review courses but not passing the CPA exam is testimony to the quality and value of the Becker methodology.

     CES competes with individual consultants, colleges, industry associations, other training companies and the internal training departments of many large potential corporate customers and government agencies. CES, utilizing KGSM's national system and drawing on the DeVRY Institutes, differentiates itself in the marketplace through the applied curriculum expertise of both KGSM and the DeVRY Institutes, particularly in the areas of project management, electronics and telecommunications. Materials are derived from the proven instructional success in these topics at the DeVRY Institutes and KGSM, modified as necessary using the academic resources of both.

PROPERTIES

     DeVRY Institutes

     The DeVRY Institutes' campuses are located in both suburban communities and urban neighborhoods. They are generally easily accessible to major thoroughfares. Each campus includes teaching facilities, admissions and administrative offices. Teaching facilities are housed in modern, air-conditioned buildings that include classrooms, laboratories, libraries, bookstores and student lounges. Electronics laboratories include PC-based instrumentation and microprocessor development/circuit simulation systems, along with traditional oscilloscopes, digital multimeters, power supplies, signal generators and other equipment. Computer laboratories include both stand-alone and networked PC-compatible workstations that support all curricula areas. Resources available to students include access to a central mainframe owned and operated by a third party,

UNIX and numerous software packages supporting a variety of business, engineering and scientific applications. Connections to the Internet and World Wide Web are included through the computer laboratories as a part of the program curriculum. Telecommunications laboratories provide central office simulation, PBX administration, inter-networking and teaching LAN environments.

     None of the six DeVRY Institute campuses owned by the Company is subject to a mortgage or other indebtedness.

     In June 1996, the DeVRY Technical Institute in Woodbridge, N.J., moved to a new, 97,000 square foot company-owned facility in North Brunswick, N.J., in advance of the summer term.

     In July 1996, the Company began operation of a satellite campus in Mississauga (Toronto), Ontario, Canada. Opened in 42,000 square feet of space, this is the second satellite to the main campus operation in North York (Toronto) and the fourth DeVRY Institute in Canada.

     The table below sets forth certain information regarding each of the properties at which the DeVRY Institutes conduct educational operations:

                            DEVRY INSTITUTE CAMPUSES

                                              AREA (APPROXIMATE   FULL AND PART-TIME STUDENTS
                                                SQUARE FEET)          ATTENDING FALL 1996       OWNERSHIP
                                              -----------------   ---------------------------   ---------
Decatur (Atlanta), Georgia..................       107,500                   3,108                Owned
Chicago, Illinois...........................       104,850                   3,196                Owned
Addison (Chicago), Illinois.................        91,600                   3,466               Leased
Columbus, Ohio..............................       106,480(1)                2,643                Owned
North Irving (Dallas), Texas................        95,250                   2,420               Leased
Kansas City, Missouri.......................        74,500                   2,130                Owned
Phoenix, Arizona............................       120,200                   2,854                Owned
Pomona (Los Angeles), California............       100,500                   3,037               Leased
Long Beach (Los Angeles), California........        98,240                   1,366               Leased
North Brunswick, New Jersey.................        97,470                   2,918                Owned
Calgary, Alberta, Canada....................        42,900                   1,350               Leased
North York (Toronto), Ontario, Canada.......        51,690                   1,023               Leased
Scarborough (Toronto), Ontario, Canada......        35,400                     709               Leased
Mississauga (Toronto), Ontario, Canada......        42,300                     365               Leased
                                                                           -------
                                                                            30,585
                                                                           =======

-------------------------
(1) Includes 14,400 square feet of modular buildings.

     The Company placed a deposit in escrow to purchase a parcel of land in the San Fernando Valley, California, for the construction of a third campus in the Los Angeles area. Completion of the purchase is dependent upon, among other things, obtaining zoning of the property for campus use.

     In Alpharetta (Atlanta), Georgia, the Company is completing the construction of a build-to-suit, leased campus in that suburb. The facility, planned at 65,000 square feet, is expected to open for classes in July 1997.

     In Calgary (Alberta) Canada, the Company has signed a lease for a build-to-suit campus to replace its current site beginning with the summer 1998 term.

     The Company has signed a letter of intent for the purchase of a parcel of land in the San Francisco area for construction of a campus to serve the Northern California area. In New York, a search is underway for an existing building that can be renovated to the Company's specifications for operation in the New York City area.

     KGSM

     KGSM centers include teaching facilities, admissions and administrative offices. The centers are housed in modern, air conditioned buildings whose locations were chosen for their convenience to students. KGSM centers range in size from approximately 3,600 to 9,000 square feet.

     In the spring of 1996, KGSM opened a new center in Tysons Corner, Virginia (Washington, D.C. area).

     In the fall of 1996, KGSM opened a center at the Company's corporate headquarters location in Oakbrook Terrace, Illinois. This is the seventh center in the Chicago area and the nineteenth center in the system. The downtown Chicago center relocated to a new and larger facility in the downtown Chicago area in fall 1996 to permit increased enrollment at this location.

     In January 1997, KGSM signed a lease for space in Irvine, California, to accommodate its twentieth center scheduled to open in April 1997.

     The table below sets forth certain information regarding each of the properties at which KGSM conducts educational operations:

                                  KGSM CENTERS

                                                                  PART-TIME
                                                                  STUDENTS
                                                                NOVEMBER 1996    OWNERSHIP
                                                                -------------    ---------
Chicago, Illinois...........................................          435         Leased
Schaumburg, Illinois........................................          397         Leased
Downers Grove, Illinois.....................................          310         Leased
Lincolnshire, Illinois......................................          378         Leased
Orland Park, Illinois.......................................          185         Leased
Elgin, Illinois.............................................          173         Leased
Oakbrook Terrace, Illinois..................................          142         Leased(1)
Milwaukee, Wisconsin........................................          225         Leased
Waukesha, Wisconsin.........................................          195         Leased
St. Louis, Missouri.........................................          107         Leased
Kansas City, Missouri (downtown)............................          167         Leased
Kansas City, Missouri.......................................          147            (2)
Phoenix, Arizona............................................          135            (2)
Mesa, Arizona...............................................          173         Leased
Decatur, Georgia............................................          188            (2)
Atlanta, Georgia............................................          280         Leased
Pomona, California..........................................          153            (2)
Long Beach, California......................................          116            (2)
Tysons Corner, Virginia.....................................          105         Leased
                                                                    -----
                                                                    4,011
                                                                    =====

-------------------------
(1) Company headquarters.

(2) Operates on a DeVRY Institutes' campus.

     Becker

     Becker is headquartered in leased offices in Encino, California. Classes are conducted in leased facilities, less than 20 of which are leased on a full-time basis. The remainder of the classes are conducted in facilities which are leased on an as-used basis, allowing classes to be expanded or relocated as enrollments require. Becker classes are also currently offered in some DeVRY Institutes and KGSM sites where the location and facility availability are appropriate.

     Corporate

     The Company's administrative offices are located in approximately 70,000 square feet of a leased facility in Oakbrook Terrace, Illinois. In addition, the Company leases approximately 17,900 square feet of storage and other miscellaneous use space at this facility.

     CES maintains its headquarters at the Company's administrative offices in Oakbrook Terrace, Illinois.

     The Company's leased facilities are occupied under leases whose remaining terms range from one to 12 years. A majority of these leases can be renewed for additional periods.

LEGAL PROCEEDINGS

     The Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of its business. Neither the Company nor any of its subsidiaries is currently a party to any material legal action except those described below.

     On July 8, 1996, the Ontario Ministry of Education and Training temporarily suspended and later conditionally reinstated the processing of financial aid applications for students attending the Company's Toronto-area schools. Full unconditional reinstatement is subject to the Ministry's completion of certain procedures regarding verification of the Company's compliance with financial aid processing regulations. See "Business--Financial Aid and Financing Student Education."

     In July 1996, the Company and DeVRY Canada, Inc., a wholly-owned subsidiary, were served with a purported class action lawsuit filed in the Ontario Court (General Division) in Canada by a former student alleging breach of contract and negligent and fraudulent misrepresentation about the quality of the DeVRY Institutes' educational programs and seeking up to $400 million (CDN) in compensatory and punitive damages. The Company believes that the claims in the lawsuit are frivolous and without merit. In response to the lawsuit, on July 24, 1996 the Company filed a Statement of Defense and intends to contest vigorously the allegations and the certification of the class. A hearing on the motion to certify the class has not yet been held and is not expected for several months. This lawsuit and the actions taken by the Ontario Ministry of Education and Training have resulted in a decline in enrollment at the Company's Canadian DeVRY Institutes.

     Although the outcomes cannot be predicted with certainty, the Company believes the resolution of these matters will not have a material effect on the Company's financial position, results of operations or liquidity.

                            MANAGEMENT AND DIRECTORS

     The following sets forth the names and ages of certain of the Company's Directors and executive officers and the positions they hold with the Company:

                   NAME                       AGE                   POSITION WITH COMPANY
                   ----                       ---                   ---------------------
Dennis J. Keller(1).......................    55     Chairman of the Board and Chief Executive Officer
Ronald L. Taylor(1).......................    53     President, Chief Operating Officer and Director
Ewen M. Akin..............................    66     Director
Charles A. Bowsher(2).....................    65     Director
David S. Brown(1)(2)......................    56     Director
Ann Ida Gannon, BVM(2)....................    81     Director
Robert E. King(1)(3)......................    61     Director
Frederick A. Krehbiel(3)..................    55     Director
Robert C. McCormack(1)....................    57     Director
Julie A. McGee(2).........................    54     Director
Thurston E. Manning(3)....................    70     Director
Hugo J. Melvoin(3)........................    68     Director
Marilynn J. Cason.........................    53     Senior Vice President, General Counsel and
                                                     Corporate Secretary
Norman M. Levine..........................    54     Vice President, Chief Financial Officer and
                                                     Controller
Norman C. Metz............................    48     Senior Vice President
O. John Skubiak...........................    47     Senior Vice President

-------------------------
(1) Member of the Nominating Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     Mr. Keller has been Chairman of the Board of the Company and Chief Executive Officer since August 1987. In 1973 he co-founded KGSM and was from 1973 to August 1987 its Chairman of the Board and Chief Executive Officer. Mr. Keller is a graduate of Princeton University and holds a Master of Business Administration degree from the University of Chicago Graduate School of Business. He is also a director of NICOR.

     Mr. Taylor has been President and Chief Operating Officer and a Director of the Company since August 1987. In 1973 Mr. Taylor co-founded KGSM and was from 1973 to August 1987 its President. Mr. Taylor is a graduate of Harvard University and holds a Master of Business Administration degree from Stanford University. He is also a director of SPR, Inc.

     Dr. Akin has been a Director of the Company since February 1997. Appointed as Assistant Professor of Physics in 1963, Dr. Akin subsequently became Vice President for Academic Affairs and in 1976 became President of Kennedy-King College, a position he held until 1986. His service for Kennedy-King College was interrupted for a three-year period (1973-76) in which he served as President of Malcolm X College.

     Mr. Bowsher has been a Director of the Company since February 1997. He was Controller General of the United States from 1981 until 1996, prior to which time he was for 25 years a partner in Arthur Andersen LLP, except for a four-year period (1967-1971) when he served as Assistant Secretary of the Navy for Financial Management.

     Mr. Brown has been a Director of the Company since 1987 and was a founding stockholder and director of KGSM. He was a partner in the Chicago law firm of McBride and Baker from 1972 to 1979. Mr. Brown served as general counsel to KGSM from its inception to 1979. After 1980, Mr. Brown was employed by United Laboratories, Inc., a manufacturer and seller of specialty chemicals where he was until March 1997 Executive Vice President, Chief Financial Officer and General Counsel. He currently serves as Vice President, Treasurer and Director of Oakbrook Racquet Club, Inc., a tennis, health and fitness club. He served as General Counsel of the U.S. Office of Minority Business Enterprise from 1971 to 1972.

     Sister Ann Ida Gannon, BVM, has been a Director of the Company since 1987 and has served on the KGSM Advisory Council since 1973. She was a Professor of Philosophy at Mundelein College from 1951 until her retirement in 1985 and was President of Mundelein College from 1957 to 1975.

     Mr. King has been a Director of the Company since August 1987. Since 1994, he has been Chairman of Salt Creek Ventures, a private equity firm. From 1983 through 1994, Mr. King was Chairman and Chief Executive Officer of Newtrend Group, a software company and computer services company. He was President and Chief Executive Officer of DELTAK, Inc., a video publisher, from 1971 to 1982. He is also a director of U.S. SERVIS INC.

     Mr. Krehbiel has been a director of the Company since 1996. He has been employed by Molex Incorporated, an electronics component manufacturer, since 1965 and has served as Chief Executive Officer since 1988 and as Chairman since 1993. In addition to his service as a director of Molex Incorporated, Mr. Krehbiel is a director of Tellabs, Inc., Nalco Chemical Co., and Northern Trust Corp.

     Mr. McCormack has been a director of the Company since 1996. He is a founding partner of Trident Capital, Inc., a private equity firm established in 1993 to invest in information and business service companies. From 1990 to 1993 Mr. McCormack was the Assistant Secretary and Comptroller of the Navy, prior to which time he served for 2 1/2 years on the staff of the Secretary of Defense in various positions. Mr. McCormack spent 20 years in investment banking with Dillon, Read & Co. Inc. and Morgan Stanley & Co. Incorporated before his government service. He is also a director of Illinois Tool Works, Inc. and MetroMail Corporation.

     Ms. McGee became a Director of the Company in 1994. Since 1991, she has been President of McDougal Littell, a Houghton Mifflin company, in Evanston, Illinois and a corporate Executive Vice President of Houghton Mifflin Company in Boston, which publishes print and electronic materials for elementary and secondary schools and colleges and references for the office automation and microcomputer markets, as well as fiction and nonfiction literature. Ms. McGee began her career at McDougal Littell in 1988 as an editorial director. From 1986 to 1988, she held management positions at Ligature, Inc., prior to which she was, for three years, Director of Marketing and Software Development for a division of Tandy Corporation.

     Dr. Manning has been a Director of the Company since 1990. He was President of the Council on Post-secondary Accreditation from 1987 to 1991, prior to which time he was, for 12 years, Executive Director of the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools.

     Mr. Melvoin has been a Director of the Company since August 1987. He is a founding stockholder and director of KGSM. Mr. Melvoin, a practicing attorney since 1953, was a partner in the Chicago law firm of Mayer, Brown & Platt from 1960 to 1981, when he established the law firm of Hugo Melvoin, P.C.

     Ms. Cason joined the Company as Vice President, General Counsel and Corporate Secretary in January 1989 with responsibility for the Company's legal affairs and human resources. In her current position as a Senior Vice President, Ms. Cason has responsibility for facilities planning, purchasing and management information systems in addition to her responsibilities for legal affairs and human resources.

     Mr. Levine has been Controller of the Company since 1987 and has been the Chief Financial Officer since March 1989. From November 1982 to 1987, Mr. Levine was Controller of the DeVRY Institutes.

     Mr. Metz joined the Company in April 1983 as a Vice President and in 1986 assumed responsibility for operations of the DeVRY Institutes. In addition, Mr. Metz is responsible for student recruiting.

     Mr. Skubiak has been with KGSM for more than 18 years, progressing from admissions representative to Dean of KGSM. In his current position as Senior Vice President of the Company, which he has held since 1994, Mr. Skubiak has responsibility for the Company's marketing, other than student recruitment, and the operations of KGSM and CES.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned prior to the Offering, the number of shares of Common Stock to be sold in the Offering, and the number and percentage of shares of Common Stock to be beneficially owned after the Offering by (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each Director of the Company, (iii) the Company's Chief Executive Officer and four other most highly compensated executive officers, (iv) all Directors and executive officers of the Company as a group and (v) each Selling Stockholder, in each case as of February 18, 1997, except as otherwise noted. The Company believes that each individual or entity named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.

                                          SHARES OWNED                               SHARES TO BE OWNED
                                    PRIOR TO THE OFFERING(1)                       AFTER THE OFFERING(1)
                                 ------------------------------    SHARES      ------------------------------
                                                       PERCENT     OFFERED                        PERCENT
             NAME                   NUMBER             OF TOTAL    HEREBY         NUMBER          OF TOTAL
             ----                -------------         --------    -------     -------------      --------
Dennis J. Keller..............    4,860,382 (2)        14.6%      200,000       4,660,382          13.6%
Ronald L. Taylor..............    1,894,288 (3)         5.7       723,000       1,171,288           3.5
Ewen M. Akin..................           20             *              --              20           *
Charles J. Bowsher............           --             *              --              --           *
David S. Brown................      214,000 (4)         *          25,000         189,000 (4)       *
Ann Ida Gannon................       14,000 (4)         *              --          14,000 (4)       *
Robert E. King................      165,280 (4)(5)      *          40,000         125,280 (4)(5)    *
Fredrick A. Krehbiel..........        7,060             *              --           7,060           *
Thurston E. Manning...........       14,000 (4)         *              --          14,000 (4)       *
Robert C. McCormick...........      418,272 (6)         1.3            --         418,272 (6)       *
Julie A. McGee................        8,000 (7)         *              --           8,000 (7)       *
Hugo J. Melvoin...............       86,964 (4)(8)      *          12,000          74,964 (4)(8)    *
Marilynn J. Cason.............       18,196 (9)         *              --          18,196 (9)       *
Norman M. Levine..............       37,938 (10)                                   37,938 (10)      *
Norman C. Metz................      106,800 (11)        *                         106,800 (11)      *
O. John Skubiak...............       47,450 (12)        *                          47,450 (12)      *
GeoCapital Corporation........    2,698,000 (13)        8.1            --       2,698,000 (13)      7.9
Pilgrim Baxter & Associates...    2,225,600 (14)        6.7            --       2,225,600 (14)      6.3
Baron Capital, Inc............    1,759,400 (15)        5.3            --       1,759,400 (15)      5.1
All Directors and Executive
  Officers as a group (24
  Persons)....................    7,991,282            24.0%    1,000,000    6,991,282             20.4%

-------------------------
  *  Represents less than 1% of the outstanding Common Stock.

 (1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

 (2) Includes 4,756 shares owned by Mr. Keller's wife and 6,000 shares owned by Mr. Keller's children and 37,000 shares subject to purchase upon the exercise of stock options. Mr. Keller disclaims beneficial ownership of the shares owned by his wife and children. Mr. Keller's address is One Tower Lane, Oakbrook Terrace, Illinois 60181.

 (3) Includes 200 shares owned by Mr. Taylor's children and 37,000 shares subject to purchase upon the exercise of stock options. Mr. Taylor disclaims beneficial ownership of the shares owned by his children. Mr. Taylor has granted the Underwriters a 30-day option to purchase up to 100,000 additional shares of Common Stock. If such option is exercised in full, Mr. Taylor will own 1,071,288 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock. Mr. Taylor's address is One Tower Lane, Oakbrook Terrace, Illinois 60181.

 (4) Includes 14,000 shares subject to purchase upon the exercise of stock options.

 (5) Includes the following shares held by trusts for which Robert E. King is trustee: 47,240 shares of Common Stock held by LaSalle Trust No. 03-630780-9 for Robert E. King Jr.; 47,240 shares of Common Stock held by LaSalle Trust No. 03-630780-1 for Heather Oakes King; and 47,240 shares of Common Stock held by LaSalle Trust No. 03-630770-0 for Margaret E. King. The trusts and their respective beneficiaries mentioned in this footnote acquired the shares upon the dissolution of Keltin Partnership.

 (6) Includes 412,448 shares held by The Northern Trust Company and Robert C. McCormack Trust UA DTD 10-6-67.

 (7) Includes 8,000 shares subject to purchase upon the exercise of stock options.

 (8) Includes 10,000 shares owned by the Melvoin Foundation.

 (9) Includes 824 shares acquired through the DeVRY Inc. Profit Sharing Retirement Plan, 172 shares acquired through the Employee Stock Purchase Plan and 11,050 shares subject to purchase upon the exercise of stock options.

(10) Includes 2,124 shares acquired through the DeVRY Inc. Profit Sharing Retirement Plan, 214 shares acquired through the Employee Stock Purchase Plan and 27,500 shares subject to purchase upon the exercise of stock options.

(11) Includes 98,300 shares subject to purchase upon the exercise of stock options.

(12) Includes 5,172 shares held in an IRA at Northern Trust Brokerage, 11,600 shares held in an IRA at Northern Trust Brokerage for Luba Skubiak and 4,400 shares subject to purchase upon the exercise of stock options.

(13) GeoCapital Corporation, whose address is 767 Fifth Avenue, New York, New York 10153, as of December 31, 1996, had shared voting power and sole investment power as to 2,698,000 shares.

(14) Pilgrim Baxter & Associates, whose address is 1255 Drummers Lane #300, Wayne, PA 19087, as of December 31, 1996, had shared voting power and sole investment power as to 1,112,800 shares.

(15) Baron Capital, Inc. whose address is 450 Park Avenue, New York, New York 10022, as of September 30, 1996, had sole voting and investment power as to 1,759,400 shares.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes certain provisions of the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the Amended and Restated By-Laws of the Company, dated as of June 1, 1991 (the "By-Laws") and the Amended and Restated Registration Agreement, dated as of November 15, 1987, as amended, among the Company and certain of its stockholders (the "Registration Agreement"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation, the By-Laws and the Registration Agreement, including the definitions therein of certain terms. Copies of the Certificate of Incorporation, the By-Laws and the Registration Agreement are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Certificate of Incorporation authorizes the issuance of 75,000,000 shares of Common Stock. As of February 24, 1997, 33,292,194 shares of Common Stock are issued and outstanding and 1,516,790 shares of Common Stock are reserved for issuance under the Restated Stock Option Plan, the 1991 Stock Option Plan and the 1994 Stock Option Plan.

COMMON STOCK

     The shares of Common Stock have no preemptive or other subscription rights and are not subject to any future call or assessment. The Common Stock is listed on the NYSE under the symbol "DV."

     Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment in full of liabilities. There are no redemption, conversion or sinking fund provisions with respect to the Common Stock. The holders of shares of Common Stock are entitled to one vote per share on any matter submitted to stockholders. Certain holders of Common Stock may require the Company to register certain of their shares of Common Stock under certain circumstances. See "Description of Capital Stock--Registration Agreement."

     The availability for issue of shares of Common Stock by the Company without any further action by stockholders (except as may be required by applicable NYSE regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company.

REGISTRATION AGREEMENT

     Pursuant to the Registration Agreement, the parties thereto (who hold approximately 25% of the outstanding shares of Common Stock) are entitled to certain "demand" and "piggyback" registration rights. Under certain circumstances, the holders of at least 25% of the Common Stock received on conversion of the Company's former Series A Preferred Stock are entitled to require registration under the Securities Act of their Series A Registrable Shares (as defined in the Registration Agreement) and the holders of at least 33% of the Common Stock received on conversion of the Company's former Series B Preferred Stock are entitled to require registration under the Securities Act of their Founding Registrable Shares (as defined in the Registration Agreement) and to require the Company to pay certain costs related to such registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust & Savings Bank, Chicago, Illinois.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate of Incorporation and By-Laws of the Company contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company's Board of Directors. The Company believes that, as a general rule, the interest of its stockholders would be served best if any change in control results from negotiations with its Board of Directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

     However, the provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price for the shares. Moreover, these provisions could discourage accumulations of large blocks of the Company's stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

     Set forth below is a description of the relevant provisions of the Certificate of Incorporation and the By-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Certificate of Incorporation and By-Laws which are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     Classified Board of Directors and related provisions. The Certificate of Incorporation provides that the Board of Directors is divided into three classes of Directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. See "Management and Directors." The classified board provision will prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest.

     The Certificate of Incorporation provides that the number of Directors will not be less than three nor more than 12 and that the Directors will have the exclusive power to set the exact number of Directors within that range from time to time by resolution adopted by vote of a majority of the entire Board of Directors. The Certificate of Incorporation further provides that Directors may be removed only for cause and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent Directors without cause and filling the resulting vacancies with their own nominees.

     No stockholder action by written consent; special meetings. The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of the entire Board of Directors, the Chairman of the Board of Directors or the President. Stockholders are not permitted to call a special meeting or to require the Board of Directors to call a special meeting of stockholders. Any call for a special meeting must specify the matters to be acted upon at the meeting.

     Other constituencies provision. The Certificate of Incorporation provides that, in determining whether to take or refrain from taking any corporate action, the Board of Directors may take into account long-term as well as short-term interests of the Company and its stockholders, customers, employees, students, graduates, faculty and other constituencies of the Company, including the effect on communities in which the Company does business.

     Stockholder proposals. The By-Laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders' meeting or to nominate persons for election as Directors, the stockholder must submit written notice to the Company at least 60 days prior to the anniversary date of the prior annual meeting or within 10 days after notice of a special meeting is sent or given to the stockholders by the Company. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholders' proposals must set forth reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the By-Laws.

     The By-Laws also provide that, in order for stockholders to approve precatory proposals requesting the Board of Directors to take certain actions, a majority of the outstanding stock of the Company entitled to vote thereon (and not of the stock present at the meeting) must be voted for the proposal.

     The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of Directors or the introduction of a stockholder proposal if the procedures established by it are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of Directors or to introduce a proposal. The requirement that precatory proposals receive approval of a majority of the outstanding shares entitled to vote rather than a majority of the shares present at the meeting will make it more difficult for stockholders to obtain the vote required to approve such proposals.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 34,292,194 shares of Common Stock outstanding. Of these shares of Common Stock, the shares offered hereby may be resold without registration under the Securities Act (except by affiliates of the Company). The Company, its officers and directors, the Selling Stockholders and certain other stockholders of the Company designated by the Underwriters have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. But for these agreements, all outstanding shares of the Company's Common Stock immediately prior to the closing of the Offering would be eligible for sale, subject to the volume resale, manner of sale and notice limitations of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding such sale. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly controls, or is controlled by, or is under common control with such issuer.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                NUMBER OF
                        UNDERWRITER                               SHARES
                        -----------                             ---------
Smith Barney Inc. ..........................................
ABN AMRO Chicago Corporation................................
Alex. Brown & Sons Incorporated.............................
Credit Suisse First Boston Corporation......................
                                                                ----------
     Total..................................................     2,000,000
                                                                ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession
not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. After the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company and one of the Selling Stockholders have granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 200,000 and 100,000 additional shares of Common Stock, respectively, at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its officers and directors, the Selling Stockholders and certain other stockholders of the Company designated by the Underwriters have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

     The Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the Offering and pursuant to Regulation M under the Exchange Act, the Underwriters may engage in transactions that stabilize or maintain the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time.

                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois, special counsel to the Company. Certain legal matters relating to the Offering will be passed upon for the Selling Stockholders by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................     F-2
Consolidated Balance Sheets.................................     F-3
Consolidated Statements of Income...........................     F-4
Consolidated Statements of Shareholders' Equity.............     F-5
Consolidated Statements of Cash Flows.......................     F-6
Notes to Consolidated Financial Statements..................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of DeVry Inc.

     We have audited the accompanying consolidated balance sheets of DeVry Inc. and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of DeVry Inc. and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP
Chicago, Illinois
August 6, 1996, Except for Note 11
which is as of December 18, 1996

                                   DEVRY INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                           DECEMBER 31,              JUNE 30,
                                                       --------------------    --------------------
                                                         1996        1995        1996        1995
                                                       --------    --------    --------    --------
                                                           (UNAUDITED)
Current Assets:
  Cash and Cash Equivalents..........................  $ 27,543    $ 22,760    $ 29,948    $ 26,252
  Restricted Cash....................................    28,479      26,852      16,590      20,179
  Accounts Receivable, Net...........................    28,438      23,629       9,684       6,189
  Inventories........................................     1,087       1,155       3,290       3,553
  Prepaid Expenses and Other.........................     2,313       2,936       2,055       1,846
                                                       --------    --------    --------    --------
         Total Current Assets........................    87,860      77,332      61,567      58,019
Land, Buildings and Equipment:
  Land...............................................    18,722      18,952      18,956      18,952
  Buildings..........................................    50,101      40,492      50,570      39,399
  Equipment..........................................    58,639      47,109      51,198      43,390
  Construction In Progress...........................       387       6,272          --       1,337
                                                       --------    --------    --------    --------
                                                        127,849     112,825     120,724     103,078
  Accumulated Depreciation...........................   (53,072)    (45,062)    (49,283)    (42,820)
                                                       --------    --------    --------    --------
         Land, Buildings and Equipment, Net..........    74,777      67,763      71,441      60,258
Other Assets:
  Intangible Assets, Net.............................    37,859       1,991      37,709       2,022
  Perkins Program Fund, Net..........................     5,885       4,951       5,483       4,522
  Other Assets.......................................     1,764       1,777       1,889       1,850
                                                       --------    --------    --------    --------
         Total Other Assets..........................    45,508       8,719      45,081       8,394
                                                       --------    --------    --------    --------
TOTAL ASSETS.........................................  $208,145    $153,814    $178,089    $126,671
                                                       ========    ========    ========    ========
                                            LIABILITIES

Current Liabilities:
  Accounts Payable...................................  $ 16,164    $ 14,677    $ 18,859    $ 14,957
  Accrued Salaries, Wages & Benefits.................    15,378      12,895      14,735      12,369
  Accrued Expenses...................................     6,520       5,307       7,640       3,671
  Advance Tuition Payments...........................     5,823      10,607       7,617      13,982
  Deferred Tuition Revenue...........................    44,097      38,825       3,609       3,768
                                                       --------    --------    --------    --------
         Total Current Liabilities...................    87,982      82,311      52,460      48,747
                                                       --------    --------    --------    --------
Other Liabilities:
  Revolving Loan.....................................    44,000      17,029      61,500      33,029
  Deferred Income Tax Liability......................     2,142       2,641       2,207       2,318
  Deferred Rent and Other............................     4,936       4,426       4,635       4,609
                                                       --------    --------    --------    --------
         Total Other Liabilities.....................    51,078      24,096      68,342      39,956
                                                       --------    --------    --------    --------
TOTAL LIABILITIES....................................   139,060     106,407     120,802      88,703
                                                       --------    --------    --------    --------
SHAREHOLDERS' EQUITY
  Common Stock, $0.01 par value, 75,000,000 Shares
    Authorized, 33,265,244, 33,235,304, 33,243,704
    and 33,226,984 Shares Issued and Outstanding at
    December 31, 1996, December 31, 1995, June 30,
    1996 and June 30, 1995, Respectively.............       333         333         333         333
  Additional Paid-in Capital.........................    36,744      36,638      36,694      36,610
  Retained Earnings..................................    31,561       9,991      19,820         575
  Cumulative Translation Adjustment..................       447         445         440         450
                                                       --------    --------    --------    --------
TOTAL SHAREHOLDERS' EQUITY...........................    69,085      47,407      57,287      37,968
                                                       --------    --------    --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........  $208,145    $153,814    $178,089    $126,671
                                                       ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                   DEVRY INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

                                            FOR THE SIX MONTHS
                                            ENDED DECEMBER 31,      FOR THE YEAR ENDED JUNE 30,
                                            -------------------    ------------------------------
                                              1996       1995        1996       1995       1994
                                            --------   --------    --------   --------   --------
                                                (UNAUDITED)
REVENUES:
  Tuition.................................  $135,508   $113,793    $236,607   $207,530   $191,205
  Other Educational.......................    14,603     12,364      22,341     19,887     19,681
  Interest................................       400        622       1,059      1,176        551
                                            --------   --------    --------   --------   --------
          Total Revenues..................   150,511    126,779     260,007    228,593    211,437
                                            --------   --------    --------   --------   --------

COSTS AND EXPENSES:
  Cost of Educational Services............    89,656     76,699     155,254    136,721    127,673
  Student Services and Administrative
     Expense..............................    39,866     33,362      70,992     63,043     58,146
  Interest Expense........................     1,691        567       1,063      3,070      4,615
                                            --------   --------    --------   --------   --------
          Total Costs and Expenses........   131,213    110,628     227,309    202,834    190,434
                                            --------   --------    --------   --------   --------
Income Before Income Taxes................    19,298     16,151      32,698     25,759     21,003
Income Tax Provision......................     7,557      6,735      13,453     10,863      8,778
                                            --------   --------    --------   --------   --------
NET INCOME................................  $ 11,741   $  9,416    $ 19,245   $ 14,896   $ 12,225
                                            ========   ========    ========   ========   ========
EARNINGS PER COMMON SHARE.................  $   0.35   $   0.28    $   0.57   $   0.45   $   0.37
                                            ========   ========    ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                   DEVRY INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                           FOR THE SIX MONTHS
                                           ENDED DECEMBER 31,     FOR THE YEAR ENDED JUNE 30,
                                           ------------------    -----------------------------
                                            1996       1995       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                              (UNAUDITED)
Common Stock
  End of period........................    $   333    $   333    $   333    $   333    $   333
                                           =======    =======    =======    =======    =======
Additional Paid-In Capital
  Beginning of period..................     36,694     36,610     36,610     36,563     36,557
  Shares issued for exercise of stock
     options...........................         50         28         84         47          6
                                           -------    -------    -------    -------    -------
  End of period........................     36,744     36,638     36,694     36,610     36,563
                                           =======    =======    =======    =======    =======
Retained Earnings (Accumulated Deficit)
  Beginning of period..................     19,820        575        575    (14,321)   (26,546)
  Net income per accompanying
     statement.........................     11,741      9,416     19,245     14,896     12,225
                                           -------    -------    -------    -------    -------
  End of period........................     31,561      9,991     19,820        575    (14,321)
                                           =======    =======    =======    =======    =======
Cumulative Translation Adjustment
  Beginning of period..................        440        450        450        403        678
  Translation Adjustment...............          7         (5)       (10)        47       (275)
                                           -------    -------    -------    -------    -------
  End of period........................        447        445        440        450        403
                                           =======    =======    =======    =======    =======
TOTAL SHAREHOLDERS' EQUITY, END OF
  PERIOD...............................    $69,085    $47,407    $57,287    $37,968    $22,978
                                           =======    =======    =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                   DEVRY INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                 FOR THE SIX MONTHS
                                                 ENDED DECEMBER 31,       FOR THE YEAR ENDED JUNE 30,
                                                --------------------    --------------------------------
                                                  1996        1995        1996        1995        1994
                                                --------    --------    --------    --------    --------
                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income..................................  $ 11,741    $  9,416    $ 19,245    $ 14,896    $ 12,225
  Adjustments to Reconcile Net Income to Net
    Cash Provided by Operating Activities:
      Depreciation............................     4,155       3,140       7,516       6,157       6,981
      Amortization............................       788          31          63          63         346
      Provision for Refunds and Uncollectible
         Accounts.............................     9,356       8,186      16,130      12,810      14,101
      Deferred Income Taxes...................       253         876        (456)      5,480       2,419
      (Gain) Loss on Disposals of Land,
         Buildings and Equipment..............      (145)         21          19          (7)        338
      Changes in Assets and Liabilities:
         Restricted Cash......................   (11,889)     (6,673)      3,589      (9,130)     (1,447)
         Accounts Receivable..................   (27,997)    (25,498)    (18,645)    (11,746)    (14,125)
         Inventories..........................     2,203       2,398         263        (629)         34
         Prepaid Expenses And Other...........      (986)       (396)       (118)       (128)        266
         Perkins Program Fund Contribution and
           Other..............................      (515)       (557)     (1,188)     (1,649)      1,717
         Accounts Payable.....................    (2,695)       (280)      3,210       3,136       1,380
         Accrued Salaries, Wages, Expenses and
           Benefits...........................      (579)        805       6,239         667       3,601
         Advance Tuition Payments.............    (1,794)     (3,375)     (7,340)      7,943       1,010
         Deferred Tuition Revenue.............    40,488      35,057        (159)        337        (441)
                                                --------    --------    --------    --------    --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES...    22,384      23,151      28,368      28,200      28,405
                                                --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital Expenditures........................    (7,346)    (10,666)    (18,352)    (14,551)     (6,288)
  Acquisition of Net Assets (Note 2):
    Payment for Purchase of Operating Assets,
      Net of Cash Acquired....................                           (16,930)
    Payment for Purchase of Intellectual
      Property................................                           (17,935)
                                                --------    --------    --------    --------    --------
  NET CASH USED IN INVESTING ACTIVITIES.......    (7,346)    (10,666)    (53,217)    (14,551)     (6,288)
                                                --------    --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds From Exercise of Stock Options.....        50          28          84          47           6
  Proceeds From Revolving Credit Facility.....                            46,500      22,000      35,029
  Repayments Under Revolving Credit
    Facility..................................   (17,500)    (16,000)    (18,029)    (20,000)     (4,000)
  Repayments of Debt..........................                                       (12,195)    (43,517)
                                                --------    --------    --------    --------    --------
  NET CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES................................   (17,450)    (15,972)     28,555     (10,148)    (12,482)
                                                --------    --------    --------    --------    --------
Effects of Exchange Rate Differences..........         7          (5)        (10)         47        (275)
                                                --------    --------    --------    --------    --------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS.................................    (2,405)     (3,492)      3,696       3,548       9,360
Cash and Cash Equivalents at Beginning of
  Period......................................    29,948      26,252      26,252      22,704      13,344
                                                --------    --------    --------    --------    --------
Cash and Cash Equivalents at End of Period....  $ 27,543    $ 22,760    $ 29,948    $ 26,252    $ 22,704
                                                ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Interest Paid During the Period.............  $  1,709    $    802    $  1,429    $  3,367    $  4,606
  Income Taxes Paid During the Period.........  $  8,568    $  7,183      13,902       7,080       4,607

  The accompanying notes are an integral part of these consolidated financial statements.

                                   DEVRY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     DeVry Inc. (the Company) is a holding company which, through its wholly owned subsidiaries, operates a national system of degree-granting, career-oriented higher-education schools and a leading international training firm. Keller Graduate School of Management, Inc. (KGSM), is one of the largest regionally accredited higher-education systems in North America. Its DeVry Institutes award associate and bachelor's degrees in electronics, computer information systems, business operations, accounting, technical management and telecommunications management. The DeVry Institutes are located on 10 campuses in the United States and four campuses in Canada. Keller Graduate School (Keller) awards master's degrees in business administration, human resource management and project management. Keller classes are offered at 18 locations in Illinois, Wisconsin, Missouri, Georgia, Arizona, California and Virginia. The Corporate Educational Services division offers on-site management and technical training programs for larger employers and government agencies. Becker CPA Review (Becker CPA), acquired June 19, 1996 (Note 2), is the leading international training firm preparing students to pass the Certified Public Accountant's (CPA) examination. Currently, the CPA exam review course is offered at approximately 135 locations in the United States and at eight international locations. Becker CPA also offers a Certified Management Accountant (CMA) examination review course in the United States.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Becker CPA accounts are consolidated based upon an April 30 fiscal year end, which is its natural year end based on its business cycle. There were no events occurring during the intervening period before June 30, that materially effected the financial position or results of operations of the Company. Unless indicated, or the context requires otherwise, references to years refer to the Company's fiscal years then ended.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include time deposits, commercial paper, municipal bonds and bankers acceptances with maturities of three months or less or that are highly liquid and readily convertible to a known amount of cash. These investments are stated at cost, which approximates market, due to their short duration or liquid nature. The Company limits the amount of credit exposure with any one investment instrument or with any one financial institution. The Company evaluates the creditworthiness of the security issuers and financial institutions with which it invests.

FINANCIAL AID AND RESTRICTED CASH

     The financial aid and assistance programs, in which most of the Company's students participate, are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations in the U.S. and Canada govern all of the government financial assistance programs in which the Company's students participate. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination proceeding against the Company.

     A significant portion of revenues is provided by students who participate in government financial aid and assistance programs. Restricted cash represents amounts received from the U.S. government under various student aid grant and loan programs. The cash is held in separate bank accounts and does not become

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) available for general use by the Company until the financial aid is credited to the accounts of students and the cash is transferred to an operating cash account.

REVENUE RECOGNITION

     Tuition revenue and provisions for refunds and uncollectible accounts are recognized ratably over each of the academic terms in a fiscal year. The provisions for refunds and uncollectible accounts are included in the cost of educational services in the Consolidated Statements of Income. Related reserves are $6,603,000 and $5,368,000 at June 30, 1996 and 1995, respectively. Textbook sales and other educational revenues are recognized when they occur. Revenue from training services is recognized when the training is provided.

INVENTORIES

     Inventories consist mainly of textbooks, electronics kits and supplies held for sale to students enrolled in KGSM's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

LAND, BUILDINGS AND EQUIPMENT

     Land, buildings and equipment are recorded at cost. Cost includes additions and those improvements that increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Interest is capitalized as a component of cost on major projects during the construction period. The amount of interest capitalized for the years ended June 30, 1996 and 1995, was $314,000 and $101,000, respectively. Assets under construction are reflected in construction in progress until they are ready for their intended use.

     Depreciation is computed using the straight line method over estimated service lives ranging from three to 31 years.

INTANGIBLE ASSETS

     Intangible assets relate to the acquired business operations of the DeVry Institutes and Becker CPA (Note 2). These assets consist of the purchase prices allocated to the estimated fair value of certain assets acquired (Note 3). Accumulated amortization is computed using the straight line method over the assets' estimated useful lives of 25 to 40 years.

     The Company expenses all marketing and new school opening costs as incurred.

PERKINS PROGRAM FUND

     The Company makes contributions to the Perkins Student Loan Fund at a rate equal to 33% of that contributed by the federal government. As previous borrowers repay their Perkins loans, their payments are used to fund new loans thus creating a permanent revolving loan fund. The Company carries its investment in such contributions at original values net of allowances for losses on loan collections of $1,547,000 and $1,275,000 at June 30, 1996 and 1995,
respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount reported in the Consolidated Balance Sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and advanced and deferred tuition payments approximate fair value because of the immediate or short-term maturity of these financial

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) instruments. The carrying amount reported for borrowings under the revolving loan agreement approximates fair value because the underlying instruments are variable-rate notes.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of KGSM's Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the foreign subsidiary are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Income and expense items are translated at monthly average rates of exchange prevailing during the year. The resultant translation adjustments are included in the component of shareholders' equity designated as Cumulative Translation Adjustment. Transaction gains or losses during the years ended June 30, 1996, 1995 and 1994, were insignificant.

INCOME TAXES

     Income taxes are provided by applying statutory rates to income recognized for financial statement purposes. Deferred income taxes are provided for revenue and expense items that are recognized in different accounting periods for financial reporting purposes than for income tax purposes. Effects of statutory rate changes are recognized for financial reporting purposes in the year in which enacted by law.

STOCK SPLIT

     On May 17, 1995, the Company's board of directors authorized a two-for-one stock split in the form of a 100% stock dividend payable on June 21, 1995, to shareholders of record on June 1, 1995. The par value of the additional shares arising from the split has been reclassified from retained earnings to common stock. In addition, all references in the financial statements to the number of shares outstanding, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the stock split (Note
11).

EARNINGS PER COMMON SHARE

     Earnings per common share are determined by dividing net earnings by the weighted average number of common and common share equivalents outstanding during the year after giving retroactive effect to the stock splits. Incentive stock options are included as common stock equivalents using the treasury stock method. The number of shares used in computing the net earnings per share was 33,661,000, 33,454,000 and 33,388,000 in 1996, 1995 and 1994, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. These financial statements are unaudited but, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the financial condition and results of operations of the Company.

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The results of operations for the six months ended December 31, 1996, are not necessarily indicative of results to be expected for the entire fiscal year.

     Certain reclassifications have been made to the December 1995 financial statements to conform with the June 1996 and December 1996 presentation.

NOTE 2: ACQUISITION

     On June 19, 1996, a newly formed, wholly owned subsidiary of the Company acquired substantially all of the tangible operating assets and tradenames and assumed certain liabilities of Becker CPA for $18,458,000 in cash. On this same date, another newly formed, wholly owned subsidiary of the Company acquired certain copyrights, other intellectual property and publicity rights of Becker CPA for $17,935,000 in cash. Becker CPA is the leading international training firm preparing students to pass the nationally administered and centrally graded CPA exam, and it also offers a CMA exam review course. Funding for the acquisitions was obtained through borrowings under the Company's revolving credit facility (Note 5).

     The acquisitions have been accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The intangible assets are being amortized using the straight line method over a 25-year period for financial reporting purposes and are being deducted for tax reporting purposes over shorter statutory lives.

     The following unaudited pro forma financial information presents the results of operations of the Company and the acquired Becker CPA business as if the acquisitions had occurred at the beginning of each fiscal year. The pro forma information is based on historical results of operations and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprises (dollars in thousands except for per share amounts):

                                                         1996           1995
                                                      -----------    -----------
                                                      (UNAUDITED)    (UNAUDITED)
Net Sales...........................................   $279,938       $248,386
Net Income..........................................     19,375         15,035
Earnings Per Common Share...........................   $   0.58       $   0.45

NOTE 3: INTANGIBLE ASSETS

     Intangible assets that were not fully amortized at June 30 consist of the following:

                                                        1996           1995
                                                     -----------    -----------
Trademarks.........................................  $ 2,521,000    $2,521,000
Tradenames.........................................   17,465,000            --
Intellectual Property..............................   17,425,000            --
Other..............................................      860,000            --
                                                     -----------    ----------
                                                      38,271,000     2,521,000
Accumulated Amortization...........................     (562,000)     (499,000)
                                                     -----------    ----------
                                                     $37,709,000    $2,022,000
                                                     ===========    ==========

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 4: INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                                             FOR THE YEAR ENDED JUNE 30,
                                      -----------------------------------------
                                         1996           1995           1994
                                      -----------    -----------    -----------
U.S.................................  $35,645,000    $23,323,000    $18,220,000
Foreign.............................   (2,947,000)     2,436,000      2,783,000
                                      -----------    -----------    -----------
Total...............................  $32,698,000    $25,759,000    $21,003,000
                                      ===========    ===========    ===========

     The net income tax provisions (benefits) related to the above results are as follows:

                                                     FOR THE YEAR ENDED JUNE 30,
                                               ----------------------------------------
                                                  1996           1995           1994
                                               -----------    -----------    ----------
Current Tax Provision:
  U.S. Federal...............................  $11,373,000    $ 3,141,000    $4,237,000
  State and Local............................    2,400,000        897,000       596,000
  Foreign....................................     (776,000)     1,345,000     1,526,000
                                               -----------    -----------    ----------
          Total Current......................   12,997,000      5,383,000     6,359,000
                                               -----------    -----------    ----------
Deferred Tax Provision:
  U.S. Federal...............................      381,000      4,578,000     2,039,000
  State and Local............................      273,000        838,000       268,000
  Foreign....................................     (198,000)        64,000       112,000
                                               -----------    -----------    ----------
          Total Deferred.....................      456,000      5,480,000     2,419,000
                                               -----------    -----------    ----------
Net Income Tax Provision.....................  $13,453,000    $10,863,000    $8,778,000
                                               ===========    ===========    ==========

     The income tax provisions differ from those computed using the statutory rate as a result of the following items:

                                               FOR THE YEAR ENDED JUNE 30,
                              -------------------------------------------------------------
                                     1996                  1995                 1994
                              ------------------    ------------------    -----------------
Expected Provision..........  $11,444,000   35.0%   $ 9,016,000   35.0%   $7,351,000   35.0%
Higher Rates on Foreign
  Operations................     (312,000)  (1.0)       323,000    1.3       308,000    1.5
State Income Taxes..........    1,767,000    5.4      1,123,000    4.4       875,000    4.1
Other.......................      554,000    1.7        401,000    1.5       244,000    1.2
                              -----------   ----    -----------   ----    ----------   ----
Income Tax Provision........  $13,453,000   41.1%   $10,863,000   42.2%   $8,778,000   41.8%
                              ===========   ====    ===========   ====    ==========   ====

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 4: INCOME TAXES (CONTINUED)
     Deferred income tax assets (liabilities) result primarily from the recognition of the tax benefits of net operating loss carryforwards and from temporary differences in the recognition of various expenses for tax and financial statement purposes. These assets and liabilities are composed of the following:

                                                     FOR THE YEAR ENDED JUNE 30,
                                              -----------------------------------------
                                                 1996           1995           1994
                                              -----------    -----------    -----------
Loss Carryforwards..........................  $        --    $   829,000    $ 5,038,000
Employee Benefits...........................    1,207,000      1,187,000      1,027,000
Tax Credits.................................           --         47,000         92,000
Rental and Occupancy........................      762,000        787,000        609,000
Receivable Reserves and Other...............    2,953,000      1,608,000      1,943,000
                                              -----------    -----------    -----------
  Gross Deferred Tax Assets.................    4,922,000      4,458,000      8,709,000
                                              -----------    -----------    -----------
Depreciation and Other......................   (4,837,000)    (5,014,000)    (3,970,000)
Amortization................................   (1,176,000)      (991,000)      (806,000)
                                              -----------    -----------    -----------
  Gross Deferred Tax Liabilities............   (6,013,000)    (6,005,000)    (4,776,000)
                                              -----------    -----------    -----------
Net Deferred Taxes..........................  $(1,091,000)   $(1,547,000)   $ 3,933,000
                                              ===========    ===========    ===========

     Based on the Company's history of operating earnings and its expectations for the future, management believes that operating income will more than likely be sufficient to recognize fully all deferred tax assets.

     Deferred income tax provisions (benefits) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes. The sources and tax effects of these differences are as follows:

                                             FOR THE YEAR ENDED JUNE 30,
                                        --------------------------------------
                                          1996          1995          1994
                                        ---------    ----------    -----------
Realization of Operating Loss
  Carryforwards.......................  $ 829,000    $4,220,000    $ 4,497,000
Excess (Tax) Book Depreciation and
  Amortization........................   (266,000)       87,000       (339,000)
Excess of Amounts Expensed for (Book)
  Tax Purposes Over Amounts Deductible
  for Book (Tax) Purposes.............   (159,000)      973,000     (1,739,000)
Other, Net............................     52,000       200,000             --
                                        ---------    ----------    -----------
Deferred Tax Provision................  $ 456,000    $5,480,000    $ 2,419,000
                                        =========    ==========    ===========

NOTE 5: REVOLVING LOAN AGREEMENT

     All of the Company's borrowings and letters of credit under its revolving loan agreement are through its operating subsidiary, KGSM. This agreement consists of a revolving credit and letter of credit facility, which is available to KGSM in an aggregate amount not to exceed $85,000,000. This agreement was amended in June 1996 to permit the acquisition of Becker CPA (Note 2), increase the borrowing limits, extend its term and provide for reduced interest rates upon the achievement of certain financial ratios. All borrowings and letters of credit under the revolving loan agreement now mature in August 1999, and there are no required installment payments. Outstanding borrowings under the revolving loan agreement are $61,500,000 and $33,029,000 at June 30, 1996 and 1995,
respectively. There is also a $1,460,000 letter of credit outstanding under this agreement at June 30, 1996. Outstanding borrowings under the revolving loan agreement bear interest, payable quarterly, at either the prime rate or a Eurodollar rate plus 0.75%, at the option of KGSM.

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 5: REVOLVING LOAN AGREEMENT (CONTINUED)
Upon achieving certain financial ratios included in the June 1996 amendment, the interest rate can be reduced to a Eurodollar rate plus 0.35%. The effective interest rate on outstanding borrowings at June 30, 1996, was 6.84%. Outstanding letters of credit under the revolving loan agreement are charged an annual fee equal to 0.75% of the undrawn face amount of the letter of credit, payable quarterly.

     The bank financing agreement contains certain covenants that, among other things, limit capital expenditure to $25,000,000 annually and require maintenance of certain financial ratios as defined in the agreement. None of these covenants negatively impacts the Company's liquidity or capital resources.

     In June 1995, the Company voluntarily prepaid the entire $7,870,000 remaining balance of its senior subordinated notes. On December 1, 1994, in conjunction with the scheduled principal payment on this date, the Company made a voluntary prepayment of $775,000. These senior subordinated notes bore interest at a rate of 13% per annum and were subordinate to the revolving credit facility.

NOTE 6: EMPLOYEE BENEFIT PLANS

PROFIT SHARING RETIREMENT PLAN

     All employees who meet certain eligibility requirements can participate in KGSM's 401(k) Profit Sharing Retirement Plan. KGSM contributes to the plan an amount equal to 1.5% of the total eligible compensation of employees who make contributions under the plan. KGSM's matching contributions under the plan were approximately $765,000, $636,000 and $608,000 in 1996, 1995 and 1994,
respectively. In addition, the Company's board of directors may also make discretionary contributions for the benefit of all eligible employees. Provisions for discretionary contributions under the plan were approximately $1,924,000, $1,566,000 and $1,413,000 in 1996, 1995 and 1994, respectively.

EMPLOYEE STOCK PURCHASE PLAN

     Effective August 1, 1993, the Company established the DeVry Inc. Employee Stock Purchase Plan. The Plan stipulates that any eligible employee may authorize the Company to withhold up to $25,000 of annual earnings to purchase common stock of the Company on the open market at 100% of the prevailing market price. The Company pays all brokerage commissions and administrative fees associated with the Plan. These expenses were insignificant for the years ended June 30, 1996, 1995 and 1994.

NOTE 7: STOCK OPTION PLANS

     The Company maintains three stock option plans: the Amended and Restated Stock Incentive Plan, established in 1988, the 1991 Stock Incentive Plan and the 1994 Stock Incentive Plan. Under these Plans, directors, key executives and managerial employees are eligible to receive incentive stock or nonqualified options to purchase shares of the Company's common stock. The Amended and Restated Stock Incentive Plan and the 1994 Stock Incentive Plan are administered by a Plan Committee of the board of directors. Plan Committee members will be granted automatic, nondiscretionary annual options. The 1991 Stock Incentive Plan is administered by the board of directors. Options under all three Plans are granted for terms of up to 10 years and vest over periods of one to five years. The option price under the Plans is the fair market value of the shares on the date of the grant.

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 7: STOCK OPTION PLANS (CONTINUED)
     Share status of each of these plans at June 30, 1996, was as follows:

                                                                         AVAILABLE FOR
                                                         RESERVED FOR       FUTURE
                                           AUTHORIZED      ISSUANCE          GRANT
                                           ----------    ------------    -------------
Stock Incentive Plan.....................   400,000        369,200            6,800
1991 Stock Incentive Plan................   400,000        398,080          122,200
1994 Stock Incentive Plan................   800,000        796,000          716,000

     Activity during the three years ended June 30, 1996, with respect to options under these plans, was as follows:

                                                      SHARES     OPTION PRICES
                                                      -------    --------------
Under Option at June 30, 1993.......................  244,000      0.79 -  5.09
  Options Exercised.................................   (3,600)        1.75
  Options Canceled..................................   (4,000)        6.56
  Options Granted...................................  130,800      6.56 -  6.94
Under Option at June 30, 1994.......................  367,200      0.79 -  6.94
  Options Exercised.................................  (14,000)     1.75 -  6.56
  Options Canceled..................................  (15,200)     1.75 -  6.56
  Options Granted...................................  285,000      6.47 -  7.38
Under Option at June 30, 1995.......................  623,000      0.79 -  7.38
  Options Exercised.................................  (16,720)     1.75 -  7.38
  Options Canceled..................................  (21,100)     6.47 - 10.88
  Options Granted...................................  133,100     10.88 - 12.56
Under Option at June 30, 1996.......................  718,280      0.79 - 12.56
  Exercisable at June 30, 1996......................  302,080      0.79 -  7.38

NOTE 8: COMMITMENTS AND CONTINGENCIES

     KGSM and Becker CPA lease certain equipment and facilities under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements to pay taxes, insurance and maintenance costs. Future minimum rental commitments for all non-cancelable operating leases having a remaining term in excess of one year at June 30, 1996, are as follows:

                                                      AS OF             AS OF
              YEAR ENDED JUNE 30,                 JUNE 30, 1996   DECEMBER 31, 1996
              -------------------                 -------------   -----------------
                                                                     (UNAUDITED)
  1997..........................................   $12,410,000       $12,490,000
  1998..........................................    11,740,000        12,780,000
  1999..........................................    10,580,000        12,540,000
  2000..........................................     9,480,000        11,440,000
  2001..........................................     9,360,000        11,320,000
Thereafter......................................    56,170,000        81,850,000

     The Company recognizes rent expense on a straight-line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term.

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 8: COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Rent expenses for the years ended June 30, 1996, 1995 and 1994, were $13,879,000, $12,553,000 and $9,611,000, respectively.

     The Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of its business. Neither the Company nor any of its subsidiaries is currently a party to any material legal action except those described below.

     In July 1996, the Company entered into an out-of-court settlement agreement with the Internal Revenue Service (IRS) relative to the Statutory Notice of Deficiency issued by the IRS against the Company for tax years 1988 through 1991. The claimed deficiencies related to the amortization of intangible assets purchased during the acquisition of the DeVry Institutes in 1987 (Notes 1 and 3). All of these issues have been resolved as a result of the settlement. The settlement amount is immaterial to the Company's financial position, results of operations and liquidity.

     During 1996, the Ontario Ministry of Education and Training temporarily suspended and conditionally reinstated the processing of financial aid applications for students attending the Company's Toronto-area schools. Full unconditional reinstatement is subject to the Ministry's completion of certain procedures regarding verification of the Company's compliance with financial aid processing regulations.

     In July 1996, the Company was served with a class action lawsuit in Canada alleging misrepresentation about the quality of the DeVry Institutes' educational programs. The Company believes that the claims in the lawsuit are frivolous and without merit. In response to the lawsuit, the Company has filed a Statement of Defense and intends to vigorously contest the allegations. Although the outcome cannot be predicted with certainty, the Company believes the resolution of this matter will not have a material effect on the Company's financial position, results of operations or liquidity.

NOTE 9: OPERATIONS BY GEOGRAPHIC AREA

     The Company operates in a single industry segment as a provider of educational services. The Company conducts its educational operations in the United States and Canada. Revenues, income before interest and taxes, and identifiable assets by geographic area are as follows:

                                                   FOR THE YEAR ENDED JUNE 30,
                                           --------------------------------------------
                                               1996            1995            1994
                                           ------------    ------------    ------------
Revenues:
  U.S....................................  $234,180,000    $205,424,000    $192,842,000
  Foreign................................    25,827,000      23,169,000      18,595,000
Income Before Interest and Taxes:
  U.S....................................    36,708,000      26,393,000      22,835,000
  Foreign................................    (2,947,000)      2,436,000       2,783,000
Identifiable Assets:
  U.S....................................   170,828,000     119,160,000     100,080,000
  Foreign................................     7,261,000       7,511,000       6,718,000

                                   DEVRY INC.

                                 JUNE 30, 1996

NOTE 10: QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized unaudited quarterly data for the years ended June 30, 1996 and 1995, are as follows (dollars in thousands, except for per share amounts):

                                                       QUARTER
                                        -------------------------------------     TOTAL
                                         FIRST    SECOND     THIRD    FOURTH       YEAR
                                        -------   -------   -------   -------    --------
1996
Revenues..............................  $59,839   $66,940   $68,412   $64,816    $260,007
Income Before Interest and Taxes......    7,382     9,336     8,822     8,221      33,761
Net Income............................    4,031     5,385     5,062     4,767      19,245
                                        -------   -------   -------   -------    --------
Earnings Per Common Share.............      .12       .16       .15       .14         .57
                                        =======   =======   =======   =======    ========

                                                       QUARTER
                                        -------------------------------------     TOTAL
                                         FIRST    SECOND     THIRD    FOURTH       YEAR
                                        -------   -------   -------   -------    --------
1995
Revenues..............................  $51,955   $59,299   $59,739   $57,600    $228,593
Income Before Interest and Taxes......    5,770     8,198     7,652     7,209      28,829
Net Income............................    2,932     4,343     4,098     3,523      14,896
                                        -------   -------   -------   -------    --------
Earnings Per Common Share.............      .09       .13       .12       .11         .45
                                        =======   =======   =======   =======    ========

NOTE 11: SUBSEQUENT EVENT

     On November 19, 1996, the Company's board of directors authorized a two-for-one stock split in the form of a 100% stock dividend payable on December 18, 1996, to shareholders of record on December 2, 1996. The par value of the additional shares arising from the splits has been reclassified from retained earnings to common stock. In addition, all references in the financial statements to the number of shares outstanding, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the stock split.

              ====================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
Prospectus Summary...................       3
Risk Factors.........................       6
Use of Proceeds......................      10
Price Range of Common Stock and
  Dividend Policy....................      10
Capitalization.......................      11
Selected Consolidated Financial
  Data...............................      12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      13
Business.............................      19
Management and Directors.............      39
Principal and Selling Stockholders...      41
Description of Capital Stock.........      43
Shares Eligible for Future Sale......      45
Underwriting.........................      46
Validity of Shares...................      47
Experts..............................      47
Index to Financial Statements........     F-1

              ====================================================
              ====================================================

                                2,000,000 SHARES

                                   DEVRY INC.

                                  COMMON STOCK
                                   DEVRY LOGO
                                  ------------

                              P R O S P E C T U S
                                 MARCH   , 1997
                                  ------------
                               SMITH BARNEY INC.

                          ABN AMRO CHICAGO CORPORATION
                               ALEX. BROWN & SONS
                                  INCORPORATED

                           CREDIT SUISSE FIRST BOSTON

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission Registration Fee.........    $ 17,250
Accounting Fees and Expenses................................      30,000
Attorneys' Fees and Expenses................................      75,000
NASD Filing Fee.............................................       6,193
Printing and Engraving Expenses.............................     111,557
Listing Fees................................................       5,000
Miscellaneous...............................................       5,000
                                                                --------
     Total..................................................    $250,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) The Delaware General Corporation Law ("Delaware GCL") (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified, and authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

     (b) Article Ninth of the Certificate of Incorporation of the Registrant permits, and Article Ninth of the By-Laws of the Registrant provides for, indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

     (c) In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) under Section 174 of the Delaware GCL (unlawful payment of dividends) or (4) transactions from which a director derives an improper personal benefit.

     (d) [Provisions of Underwriting Agreements]

ITEM 16. EXHIBITS

     A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakbrook Terrace and State of Illinois on the 27th day of February, 1997.

                                   DeVRY INC.

                                   By:          /s/ DENNIS J. KELLER

                                      ------------------------------------------
                                                   Dennis J. Keller
                                              Chairman of the Board and
                                               Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Dennis J. Keller, Ronald L. Taylor and Marilynn J. Cason and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 27th day of February, 1997.

                     SIGNATURE                                                TITLE
                     ---------                                                -----
               /s/ DENNIS J. KELLER                       Chairman of the Board and Chief Executive
---------------------------------------------------       Officer
                 Dennis J. Keller

               /s/ RONALD L. TAYLOR                       Director, President and Chief Operating
---------------------------------------------------       Officer
                 Ronald L. Taylor

               /s/ NORMAN M. LEVINE                       Vice President, Controller and Chief Financial
---------------------------------------------------       Officer (principal financial officer and
                 Norman M. Levine                         principal accounting officer)

              /s/ CHARLES A. BOWSHER                      Director
---------------------------------------------------
                Charles A. Bowsher

                     SIGNATURE                                                TITLE
                     ---------                                                -----
                /s/ DAVID S. BROWN                        Director
---------------------------------------------------
                  David S. Brown

                /s/ ANN IDA GANNON                        Director
---------------------------------------------------
                Ann Ida Gannon, BVM

                /s/ ROBERT E. KING                        Director
---------------------------------------------------
                  Robert E. King

             /s/ FREDERICK A. KREHBIEL                    Director
---------------------------------------------------
               Frederick A. Krehbiel

              /s/ THURSTON E. MANNING                     Director
---------------------------------------------------
                Thurston E. Manning

              /s/ ROBERT C. MCCORMACK                     Director
---------------------------------------------------
                Robert C. McCormack

                /s/ JULIE A. MCGEE                        Director
---------------------------------------------------
                  Julie A. McGee

                /s/ HUGO J. MELVOIN                       Director
---------------------------------------------------
                  Hugo J. Melvoin

                 /s/ EWEN M. AKIN                         Director
---------------------------------------------------
                   Ewen M. Akin

                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIAL
NUMBER                            DESCRIPTION                            PAGE NO.
-------                           -----------                           ----------

  1.1     Underwriting Agreement......................................

  3.1     Restated Certificate of Incorporation of the Company, as
          amended.....................................................

  5.1     Opinion of Mayer, Brown & Platt.............................

 10.1     Amended and Restated DeVRY INC. Stock Incentive Plan........

 10.2     Amended and Restated DeVRY INC. 1994 Stock Incentive Plan...

 10.3     Amended and Restated DeVRY INC. 1991 Stock Incentive Plan...

 23.1     Consent of Mayer, Brown & Platt (included in their opinion filed as
          Exhibit 5.1 hereto).........................................

 23.2     Consent of Price Waterhouse LLP.............................

 24.1     Powers of Attorney (included on the signature page of this registration statement).....................................